SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

TIM Participações S.A., and

TIM Participações S.A. and

Subsidiaries

Quarterly Information

as at June 30, 2018

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

QUARTERLY INFORMATION

June 30, 2018

Contents

Independent auditors´ report on review of quarterly information
Audited quarterly information
Balance sheets
Income statements
Statements of comprehensive income
Statements of changes in shareholders’ equity
Statements of cash flow
Value added statements
Earnings release
Notes to the quarterly information
Fiscal Council Opinion
Statutory officers statement on quarterly information
Statutory officers statement on independent auditors´ report

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2018, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2018. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the statements of income and comprehensive income for the quarter and six-month periods ended June 30, 2017, and the statements of changes in shareholders’ equity, cash flows and value added for the six-month period then ended, obtained from the Quarterly Information Form (ITR) for that quarter, and also to the balance sheets as at December 31, 2017, obtained from the financial statements at December 31, 2017. The review of the Quarterly Information (ITR) for the quarter ended June 30, 2017 and the audit of the financial statements for the year ended December 31, 2017 were conducted by other independent auditors, whose unqualified review and audit reports were dated July 25, 2017 and February 5, 2018, respectively.

Rio de Janeiro, July 19, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alexandre Fermino Alvares

Contador CRC 1SP 211793/O-5

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS

June 30, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company		Consolidated
	Notes	06/2018	12/2017	06/2018	12/2017
Assets		18,734,072	18,346,594	31,220,200	32,600,365

Current Assets		289,516	115,768	6,606,435	7,607,388
Cash and cash equivalents	4	66	28,369	1,150,598	2,960,718
Marketable securities	5	32,745	-	1,012,970	765,614
Trade accounts receivable	6	329	329	2,559,180	2,540,856
Inventories	7	-	-	173,153	123,785
Dividends receivable	13	219,373	53,497	-	-
Indirect taxes and contributions recoverable	8	-	-	330,871	386,001
Direct taxes and contributions recoverable	9	10,718	11,677	274,429	323,040
Prepaid expenses	11	2,444	2,189	682,770	168,366
Derivative financial instruments	37	-	-	64,241	53,875
Financial lease	16	-	-	21,303	19,773
Other amounts to be offset	17	-	-	63,731	68,571
Other assets		23,841	19,707	273,189	196,789

Non-current Assets		18,444,556	18,230,826	24,613,765	24,992,977
Long term receivables		122,224	116,688	2,924,656	2,841,962
Marketable securities	5	-	-	2,899	2,997
Trade accounts receivable	6	-	-	116,826	26,207
Indirect taxes, charges and contributions recoverable	8	-	-	902,011	949,586
Direct taxes, charges and contributions recoverable	9	-	-	213,203	209,503
Judicial deposits	12	118,523	112,307	1,354,272	1,366,576
Prepaid expenses	11	3,701	4,381	77,080	39,466
Derivative financial instruments	37	-	-	43,184	26,915
Financial lease	16	-	-	185,558	185,558
Other assets		-	-	29,623	35,154

Investments	13	18,164,776	17,956,582	-	-
Property, Plant and Equipment	14	-	-	10,952,411	10,838,488
Intangible assets	15	157,556	157,556	10,736,698	11,312,527

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

June 30, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company		Consolidated
	Notes	06/2018	12/2017	06/2018	12/2017
Liabilities and Shareholders’ Equity		18,734,072	18,346,594	31,220,200	32,600,365

Liabilities		288,518	195,410	12,774,646	14,449,181

Current Liabilities		255,965	162,983	6,263,134	7,224,437
Suppliers	18	3,146	3,352	3,388,342	3,986,557
Borrowing and financing	20	-	-	1,194,132	1,351,860
Finance lease	16	-	-	183,652	176,925
Derivative financial instruments	37	-	-	6,096	14,044
Labor obligations		4,076	6,449	245,413	262,450
Indirect taxes, charges and contributions payable	21	418	370	372,745	305,266
Direct taxes, charges and contributions payable	22	19	218	128,565	260,787
Dividends payable	26	239,248	143,591	239,248	143,591
Authorizations payable	19	-	-	67,262	233,173
Deferred revenue	23	-	-	430,657	480,430
Other liabilities		9,058	9,003	7,022	9,354

Non-current Liabilities		32,553	32,427	6,511,512	7,224,744
Borrowing and financing	20	-	-	2,490,294	3,339,084
Derivative financial instruments	37	-	-	-	18,419
Finance lease	16	-	-	1,727,646	1,710,247
Indirect taxes, charges and contributions payable	21	-	-	2,650	2,527
Direct taxes, charges and contributions payable	22	-	-	208,206	206,788
Deferred income and social contribution taxes	10	-	-	96,193	98,919
Provision for legal and administrative proceedings	24	2,798	2,672	668,628	528,320
Pension plan and other post-employment benefits		-	-	3,526	2,635
Asset retirement obligation	25	-	-	20,471	22,803
Authorizations payable	19	-	-	314,361	273,527
Deferred revenue	23	-	-	949,004	990,932
Other liabilities		29,755	29,755	30,533	30,543

Shareholders’ Equity	26	18,445,554	18,151,184	18,445,554	18,151,184
Share capital		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		1,685,663	1,687,565	1,685,663	1,687,565
Profit reserves		6,550,700	6,612,819	6,550,700	6,612,819
Accumulated other comprehensive income		401	989	401	989
Treasury shares		(7,182)	(16,487)	(7,182)	(16,487)
Retained earnings		349,674	-	349,674	-

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

Periods ended June 30, 2018 and 2017

(In thousands of Reais, except otherwise stated)

			Parent Company
	Notes	2Q/2018	06/2018	2Q/2017	06/2017

Operating income (expenses)		359,162	604,425	219,240	351,218
General and administrative expenses	29	(6,750)	(13,519)	(10,145)	(16,431)
Equity in income from subsidiaries	13	366,258	618,606	229,446	367,835
Other operating expenses, net	30	(346)	(662)	(61)	(186)

Operating income		359,162	604,425	219,240	351,218

Financial income (expenses):		(24,625)	(24,757)	(315)	(202)
Financial income	31	325	864	486	1,245
Financial expenses	32	(24,950)	(25,621)	(801)	(1,447)

Income before income and social contribution taxes		334,537	579,668	218,925	351,016

Net income for the period		334,537	579,668	218,925	351,016

Earnings per share attributed to the Company’s shareholders (in R$ per share)
Basic earnings per share	34	0.14	0.24	0.09	0.15
Diluted earnings per share	34	0.14	0.24	0.09	0.15

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese) TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARIES
STATEMENTS OF INCOME
Periods ended June 30, 2018 and 2017
(In thousands of Reais, except otherwise stated)

		Consolidated
	Note	2 Q/2018	0 6 /2018	2 Q/2017	0 6 /2017

Net operating revenue	28	4,162,566	8,282,419	3,942,392	7,893,766

Cost of services provided and goods sold	29	(1,856,456)	(3,672,247)	(1,913,210)	(3,924,660)

Gross profit		2,306,110	4,610,172	2,029,182	3,969,106

Operating revenues (expenses)		(1,789,287)	(3,573,560)	(1,631,913)	(3,297,988)
Selling expenses	29	(1,226,596)	(2,440,972)	(1,141,402)	(2,299,187)
General and administrative expenses	29	(374,483)	(753,917)	(359,466)	(695,233)
Other operating expenses, net	30	(188,208)	(378,671)	(131,045)	(303,568)

Operating Income		516,823	1,036,612	397,269	671,118

Financial income (expenses)		(181,457)	(351,717)	(127,247)	(230,472)
Financial income	31	142,983	226,654	419,542	656,501
Financial expenses	32	(324,440)	(578,371)	(546,789)	(886,973)

Income before income and social contribution taxes		335,366	684,895	270,022	440,646

Income and social contribution taxes	33	(829)	(105,227)	(51,097)	(89,630)

Net income for the period		334,537	579,668	218,925	351,016

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	34	0.14	0.24	0.09	0.15

Diluted earnings per share	34	0.14	0.24	0.09	0.15

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

Periods ended June 30, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	2Q/2018	06/2018	2Q/2017	06/2017

Net income for the period	334,537	579,668	218,925	351,016

Other components of comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits	-	(588)	-	-

Item to be reclassified to income subsequently:
Cash flow hedge	-	-	-	2,190

Total comprehensive income for the period	334,537	579,080	218,925	353,206

The items included in the Statement of Comprehensive Income are recorded net of taxes.

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Profit Reserves
	Share Capital	Capital Reserves	Legal Reserve	Reserve for Expansion	Treasury Shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at January 1, 2018	9,866,298	1,687,565	718,759	5,894,060	(16,487)	989	-	18,151,184

Impact from initial adoption of IFRS 9 and 15 (note 2.f)	-	-	-	(62,119)	-	-	-	(62,119)

Balances as at January 1, 2018 – adjusted	9,866,298	1,687,565	718,759	5,831,941	(16,487)	989	-	18,089,065

Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	579,668	579,668
Effect of value of post-employment benefit recorded directly in the subsidiary´s Shareholders´Equity (note 13)	-	-	-	-	-	(588)	-	(588)
Total comprehensive income for the period	-	-	-	-	-	(588)	579,668	579,080

Total contributions from shareholders and distribution to shareholders
Stock Options (note 26.b)	-	(1,902)	-	-	-	-	-	(1,902)
Interest on equity (note 26)	-	-	-	-	-	-	(229,994)	(229,994)
Purchase of treasury shares, net of disposals	-	-	-	-	9,305	-	-	9,305
Total contributions from shareholders and distribution to shareholders	-	(1,902)	-	-	9,305	-	(229,994)	(222.591)

Balances as at June 30, 2018	9,866,298	1,685,663	718,759	5,831,941	(7,182)	401	349,674	18,445,554

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Profit Reserves
	Share Capital	Capital Reserves	Legal Reserve	Reserve for Expansion	Treasury Shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2016	9,866,298	1,564,149	657,034	5,103,908	(3,369)	(507)	-	17,187,513

Total comprehensive income for the period
Net income for the period	-	-	-	-	-	-	351,016	351,016
Cash flow hedge	-	-	-	-	-	2,190	-	2,190
Total comprehensive income for the period	-	-	-	-	-	2,190	351,016	353,206

Total contributions from shareholders and distribution to shareholders
Stock Options	-	2,833	-	-	-	-	-	2,833
Purchase of treasury shares, net of disposals	-	721	-	-	656	-	-	1,377
Total contributions from shareholders and distribution to shareholders	-	3,554	-	-	656	-	-	4,210

Balances as at June 30, 2017	9,866,298	1,567,703	657,034	5,103,908	(2,713)	1,683	351,016	17,544,929

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES S.A., AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/2018	06/2017	06/2018	06/2017
Operations
Income before income tax and social contribution		579,668	351,016	684,895	440,646
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization		-	-	1,905,497	1,980,283
E quity in income from subsidiaries	13	(618,606)	(367,835)	-	1,80 2
Residual value of property, plant and equipment, and intangible assets written-off		-	-	5,104	7,846
Interest on asset retirement obligation	25	-	-	335	314
Provision for legal and administrative proceedings	24	552	115	220,820	204,875
Monetary adjustment of judicial deposits and administrative and judicial proceedings		11 8	(503)	136,074	56,291
Interest, monetary and exchange variations of borrowing and other financial adjustments		-	-	174,689	268,031
Lease interest payable	32	-	-	132,525	131,307
Lease interest receivable	31	-	-	(12,874)	(12,656)
Losses from doubtful debts	29	-	-	246,218	147,827
Stock options		(369)	1,597	(160)	3,227
		(38,63 7)	(15,610)	3,493,123	3,229,793
Decrease (increase) in operating assets:
Trade accounts receivable		-	-	(455,951)	136,163
Taxes and contributions recoverable		39,671	(73)	2 79,504	189,643
Dividends receivable		143,325	179,606	-	-
Inventories		-	-	(49,368)	(18,136)
Prepaid expenses		424	916	(356,617)	(426,308)
Judicial deposits		(6,11 6)	(10,090)	17,305	(37,071)
Other assets		(4,131)	9,067	(62,270)	(15,902)
Increase (decrease) in operating liabilities:
Labor obligations		(2,374)	(735)	(17,037)	7,325
Suppliers		(206)	4,621	(610,770)	(808,826)
Tax, charges and contributions payable		(33,910)	45	(181,806)	(382,938)
Authorizations payable		-	-	(131,249)	(919,483)
Payment of legal and administrative proceedings	24	(643)	(92)	(221,58 7)	(206,698)
Deferred revenue		-	-	(127,404)	(297,230)
Other liabilities		56	21	(74,293)	(61,674)
Net cash from operations		97,459	167,676	1,50 1,580	388,658

Investment activities
Marketable Securities		(32,744)	-	(247,258)	474,876
Additions to property, plant and equipment, and intangible assets		-	-	(1,593 , 677 )	(1,478,302)
Cash received from sales of property, plant and equipment		-	-	-	13,850
Receipt of financial lease		-	-	11,344	10,922
Net cash used in investment activities		(32,74 4)	-	(1,8 29 ,591)	(978,654)

Financing activities
New borrowing		-	-	-	646,854
Repayment of borrowing		-	-	(1,266,236)	(1,505,817)
Payment of finance leases		-	-	(134,332)	(114,803)
Derivative transactions		-	-	11,477	1,567
Disposal of treasury shares		7,562	983	7,562	983
Dividends paid		(100,580)	(144,474)	(100,580)	(144,474)
Net c ash used in financing activities		(93,018)	(143,491)	(1,482,109)	(1,115,690)
Increase (decrease) in cash and cash equivalents, net		(28,303)	24,185	(1,810,120)	(1,705,686)
Cash and cash equivalents at the beginning of the period		28,369	8,593	2,960,718	5,128,186
Cash and cash equivalents at the end of the period		66	32,778	1,150,598	3,422,500

Supplementary disclosure on consolidated cash flow s

	0 6 /2018	06 /2017

Interest paid	237,549	284,976
Income tax and social contribution paid	157,886	121,535
Additions to property, plant and equipment, and intangible assets – without cash effects	25,934	26,077

The accompanying notes are an integral part of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED

Periods ended June 30, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	06 /2018	06 /2017	06 /2018	06 /2017
Revenues	-	-	10 , 618 , 244	10 , 273 , 730
Gross operating revenue	-	-	11 , 744 , 659	11 , 068 , 945
Provision for doubtful debts	-	-	(246 , 218)	(147 , 827)
Discounts granted, refunds and other	-	-	(880 , 197)	(647 , 388)

Inputs purchased from third parties	(3 , 144)	(7 , 217)	(3 , 725 , 482)	(3 , 688 , 362)
Costs of services provided and goods sold	-	-	(2 , 005 , 001)	(2 , 072 , 117)
Materials, energy, third-party services and others	(3 , 144)	(7 , 217)	(1 , 720 , 481)	(1 , 616 , 245)

Withholdings	-	-	(1 , 905 , 497)	(1 , 980 , 283)
Depreciation and amortization	-	-	(1 , 905 , 497)	(1 , 980 , 283)

Net value added produced	(3 , 144)	(7 , 217)	4 , 987 , 265	4 , 605 , 085

Value added received by transfer	619 , 470	369 , 080	226 , 654	656 , 501
Equity in i ncome from subsidiaries	618 , 606	367 , 835	-	-
Financial income	864	1 , 245	226 , 654	656 , 501

Total value added for distribution	616 , 326	361 , 863	5 , 213 , 919	5 , 261 , 586

Distribution of value added
Personnel and charges	10 , 188	8 , 627	382 , 271	373 , 987
Direct compensation	9 , 512	7 , 948	242 , 561	237 , 025
Benefits	654	536	88 , 979	77 , 236
F.G.T.S. (Unemployment Fund)	116	113	26 , 995	25 , 686
Others	(94)	30	23 , 736	34 , 040

Taxes, fees and contributions	870	789	3 , 303 , 178	3 , 255 , 096
Federal taxes	870	789	1 , 237 , 429	1 , 234 , 563
State taxes	-	‐	2 , 012 , 346	2 , 010 , 619
Municipal taxes	-	‐	53 , 403	9 , 914

Remuneration of third-party capital	25 , 600	1 , 431	948 , 785	1 , 281 , 433
Interest	25 , 592	1 , 421	577 , 658	886 , 198
Rents	8	10	371 , 127	395 , 235

Others	-	-	17	54
Private social investment	-	-	17	54

Remuneration of shareholders’ equity	579,668	351,016	579,668	351,016
Interest on equity	229,994	-	229,994	-
Retained earnings	349,674	351,016	349,674	351,016

Distribution of value added	616 , 326	361 , 863	5 , 213 , 919	5 , 261 , 586

2018 SECOND QUARTER RESULTS

HIGHLIGHTS

Change in the base profile has brought more resilience to macroeconomic instabilities

. Postpaid customer base reached 33.7% of the total base, growth of 20.5%;

. Recurring prepaid customer base accounted for 32.7% of total base, growth of 93.7%;

. TIM Live's UBB customer base grew 21.5% YoY, totaling 423k connections;

. Mobile ARPU grew 13.0% YoY, reaching R$ 21.9;

. TIM Live ARPU grew 12.7%, reaching R$ 72.1.

Mobile and fixed networks in continuous expansion and evolution

. Leadership in 4G coverage, 1,131 cities at 700MHz with 24 state capitals;

. VoLTE technology available in 1,559 cities, improving user experience;

. Fixed Ultra-broadband expansion, totaling 7 cities;

. Focus on network expansion in FTTH, 569k addressable households.

Solid financial results, maintaining Revenue and EBITDA expansion

. Net Service Revenues increased +5.7% YoY, supported by Mobile Service (+5.7% YoY) and Fixed Service (+5.6% YoY);

. Client Generated Net Revenues (mobile segment) grew 6.1% YoY, with 76% coming from Bundle Revenues;

. Normalized Costs and Expense increased 2.1% YoY; below inflation and remaining under strict control. This result was aided by Efficiency Plan, which amounted 86% of 2018 full year target;

. Normalized¹ EBITDA +12.7% YoY; fifth quarter showing double-digit growth;

. Normalized¹ EBITDA Margin reached 37.6%, sustaining its expansion pace;

. Capex totaled R$ 1 billion, with an important growth in fiber and mobile network investments.

Conference Call in English:	Conference Call in Portuguese:
July 20, 2018, at 9:30 a.m. Brasilia Time 8:30 a.m. USA (NY) Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil) +1 646 828 8246 (USA) +1 800 492 3904 (other countries) Code: TIM	July 20, 2018, at 9:30 a.m. Brasilia Time 8:30 a.m. USA (NY) Simultaneous translation from English to Portuguese available via webcast only.

FINANCIAL PERFORMANCE (Pro-Forma, excluding effects of the adoption of IFRS 15)

OPERATING REVENUE

Net Revenues totaled R$ 4,171 million in 2Q18, an increase of 5.8% when compared to second quarter of 2017. In this quarter, there was a positive contribution from all revenue sources: Mobile Service, Fixed Service and Products.

Net Service Revenues grew 5.7% YoY in 2Q18, maintaining a similar pace to that of 1Q18, despite showing some impact due to a more fragile macroeconomic recovery and extraordinary events such as truck drivers' strike and games that the Brazilian National Team played at FIFA World Cup. Mobile Net Service Revenues grew 5.7% YoY and the Fixed Service grew 5.6% YoY, with TIM Live expanding 41% YoY. After 12 quarters of falling Products Revenues, it increased 7.5% YoY in 2Q18.

In 6M18, Net Revenues reached R$ 8,310 million, an increase of 5.3% YoY supported by Mobile Net Service Revenues, which increased 5.8% YoY, and by Fixed Net Service Revenues which increased 10.0% YoY. In the same period, Net Products Revenues decreased 9.2% YoY.

In 2Q18, Total Gross Revenues increased by 7.7% YoY, exceeding Net Revenues growth. This dynamic is explained by the increase in discounts given to clients, as a result of how our offers are built - better prices are only available in loyalty offers. This mechanics is one of the pillars in the strategy of migrating customers to higher value plans. Eliminating discounts effect, Gross Revenues growth ex-discounts is equal to Net Revenues, in a recovery process already expected after the introduction of package offers (voice + data + content).

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,758 million, showing a growth of 5.7% YoY compared to the same quarter previous year. In 6M18, this line increased 5.8% YoY, reaching R$ 7,536 million.

Client Generated Revenues (CGR), which is composed by Local Voice, Long Distance Voice and Data & Content Revenues, increased 6.1% YoY compared to 2Q18 and was affected by (i) a slower and uneven macroeconomic recovery and (ii) a reduction in full working days due to truck drivers' strike and games that the Brazilian National Team played at FIFA World Cup. Revenue generated by recurring bundle offers increased by 34.9% YoY, and represents 76% of the CGR, compared to 60% in 2Q17. Year-to-date, this revenue line increased 37.4%.

Interconnection Revenues continued to fall and, in 2Q18, decreased 7.8% YoY, reflecting the full impact of MTR rate (Mobile Termination Rate) cut. In 6M18, Interconnection Net Revenues showed a decrease of 10.9% YoY. The MTR incidence in Net Service Revenues reached 3.2% in the quarter and in the year to date, this exposure was 3.6%.

Other Revenues increased 18.2% YoY in 2Q18, in the year to date it increased 21.2% YoY. This revenue line continues to be affected mainly by revenue generated by network sharing and swap contracts, which represents more than 50% of Other Mobile Revenue and which has corresponding costs in Network and Interconnection line.

In 2Q18, ARPU (Average Monthly Revenue Per User) increased 13.0% YoY and reached R$ 21.9 mainly driven by migration to higher value plans. Segment ARPU, which excludes revenues from non-TIM clients and other mobile revenues, also grew. Prepaid ARPU reached R$ 11.2, up by 0.5% YoY, while postpaid ARPU totaled R$ 40.0, an increase of 1.8% compared to 2Q17.

Products Revenues was 7.5% higher than in 2Q17. Despite a 9.4% YoY reduction in handsets sold, the performance was more affected by the increase in handsets sold average price. As a consequence, the penetration of smartphones in the base at the end of June 2018 was 83.9% compared to 77.0% in 2Q17.

Fixed Segment Details (net of taxes and deductions):

Fixed Service Revenues was R$ 206 million in this quarter, an increase of 5.6% compared to the same period in the previous year. This result reflects the growth of TIM Live, which grew 41.0% YoY in 2Q18 and represents 43.7% of the Fixed Services Revenues. Other services in the Fixed segment decreased 11.6% YoY in 2Q18, reversing the positive result in the last quarter.  In 6M18, Fixed Service Revenues totaled R$ 411 million, up 10.0%.

TIM Live ARPU (Average Monthly Revenue per User) was R$ 72.1, 12.7% higher than 2Q18. Performance is explained by the penetration of higher value offers with higher speeds and the better sales mix after new portfolio launched in April.

OPERATING COSTS AND EXPENSES

In 2Q18, Normalized Operating Costs and Expenses increased 2.1% YoY, below inflation for the period (IPCA 12M 4.39%). The dynamic in Opex follows the trend forecasted in the Company's Strategic Plan, where costs and expenses control is a fundamental pillar in strategy.

In 6M18, Normalized Operating Costs and Expenses increased 0.6% YoY, reaching R$ 5,273 million. By the end of June, the Efficiency Plan reached 86% of the target for full year 2018.

Breakdown of Performance of Normalized Costs and Expenses:

Personnel Expenses decreased 0.7% YoY in 2Q18. This performance was affected by a reduction in labor contingencies and by a higher provision base in 2017 for amounts relating to employee bonuses and profit sharing. Year-to-date, Personnel Costs increased 3.4% YoY.

Selling and Marketing Expenses showed a slight increase of 0.3% YoY in the quarter, affected by the accounting of expenses related to the right to use TIM’s trademark, which will be included under this cost line item. Despite this, the line followed the structural trend found in previous quarters, with gains generated by savings with processes digitalization, reduction of FISTEL expenses and lower prepaid recharge fees, more than offsetting the increase in expenses relating to customer base management (billing, collection and customer service). As a result of this trend, year to date Selling and Marketing showed decrease of 1.7% YoY.

The Network and Interconnection (ITX) group decreased 2.5% YoY in 2Q18, mainly driven by a decrease in interconnection costs (cut in MTR) and lower pressure from costs with content providers. In 6M18, Network and Interconnection costs showed a decrease of 3.2% YoY, for the same factors mentioned above.

General and Administrative Expenses (G&A) decreased 2.6% YoY in the quarter, due to savings achieved on several fronts of this cost line, especially expenses for third-party professional services. In the year to date, G&A expenses increased 1.0% YoY, with costs associated with maintenance more than offsetting other savings in this line item.

Cost of Goods Sold (COGS) decreased 4.7% YoY in 2Q18, although product revenues increased by 7.5% due to an increase in average selling price compared to 2Q17, sales fell by 9.4%. In 6M18, COGS decreased by 7.5% YoY.

Provisions for Doubtful Accounts (Bad Debt) increased 56.0% YoY in 2Q18, slowing down when compared to the growth in 1Q18 (78.2% YoY). Despite this increase, Bad Debt as a percentage of Gross Revenue remain under control, close to the 2% level in the quarter. The increase in the revenue base exposed to payment default (up by ~50% in the case of Control) in addition to the expansion of postpaid customer base (20.5% YoY) lead to a natural trend of Bad Debt expansion. Year to date, Bad Debt was up 65.8% YoY and, besides the effects previously described, the period had specific temporary effects such as (i) delay in invoice issuance and delivery (due to strikes), (ii) wholesale bad debt positive impact, due to settlement with other operators and (iii) corporate clients which impacted the 6M18 vs 6M17 comparison.

Other Normalized Operating Expenses increased by 61.1% YoY in 2Q18. The main factors behind this unusual growth were non-recurrent events that impacted both 2Q18 and the annual comparison related to fiscal (2013 and 2014) and civil contingencies. Nonetheless, the share over Normalized OPEX remained stable at 4.3%, in line with the previous quarter's performance of 4.1%. Year-to-date, the line increased 24.2% YoY.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 48.5 per gross addition in 2Q18, 12.4% higher than in 2Q17, as a result of higher commissioning expenses (higher postpaid mix in gross additions) and higher advertising costs (launch of campaigns for new prepaid, postpaid and TIM Live portfolio).

Despite the increase in SAC, SAC/ARPU ratio (indicating the payback per client) remained stable at a healthy level of 2.2 months.

2.2

Payback

(Months)

FROM EBITDA TO NET INCOME

EBITDA

In 2Q18, Normalized EBITDA totaled R$ 1,567 million, +12.7% YoY, showing another quarter of double-digit growth. This increase was driven by: (i) mobile and fixed services (+R$ 214 million) and (ii) handset segment (+R$ 14 million). Year-to-date EBITDA was R$ 3,037 million, an increase of 14.5% in relation to 6M17.

The Quarterly Normalized EBITDA Margin was 37.6%, a 2.3 p.p. increase compared to 2Q17, affected by the change in revenue mix. In 6M18, the EBITDA Margin was 36.5%, 2.9 p.p. higher than 6M17.

The growth of incoming and outgoing off-net traffic at different speeds has been alternating the balance trend between revenue and costs linked to the MTR. As of 4Q17, this balance was slightly negative, but in 2Q18 the trend changed and EBITDA exposure to MTR was again slightly positive at 0.2%.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 2Q18, D&A increased by 5.7% YoY and, in the year to date, it grew 0.5% YoY. The performance of 2Q18 was mainly affected by higher investments in network expansion. Amortization grew by 7.0% YoY, due to the increase in investment in software and the 700 MHz license amortization (license starts to be amortized once the cities are activated).  Quarterly Normalized EBIT was 30.1% higher than in 2Q17, while it increased 55.4% in 6M18, reflecting EBITDA growth in both periods.

NET FINANCIAL RESULT

2Q18 showed a Net Financial Result of R$ 181 million, R$ 54 million worse than 2Q17. The Net Result was mainly affected by accounting adjustments, as well as the effect of interest capitalization generated by 700 MHz license acquisition and spectrum clean-up, which is reduced as new cities have the frequency available to use and the increase in PIS/COFINS tax related to the growth of interest on capital distribution. These negative effects were partially compensated by a better treasury result due to a lower minimal cost and volume of the debt. In the year to date, Net Financial Result was negative by R$ 352 million, R$ 121 million worse than in 6M17.

INCOME TAX AND SOCIAL CONTRIBUTIONS

Income Tax and Social Contributions totaled R$ 1 million in 2Q18, down 97.5% YoY. The effective rate was 0.4%, down from 18.8% in 2Q17, mainly due to the deductibility of interest on capital payment of R$ 230 million approved in May 2018. In the year to date, the amount totaled         R$ 108 million, 20.6% higher than 6M17, at a rate of 15.6% versus 20.3%.

NET INCOME

Net Income for 2Q18 amounted to R$ 335 million, an increase of 53.2% YoY. Earnings per Share (EPS) was R$ 0.14 compared to R$ 0.09 in 2Q17. In 6M18, Net Income was R$ 585 million, an increase of 66.7% YoY, with an EPS of R$ 0.24 versus R$ 0.15 in 6M17.

CAPEX

In 2Q18, Capex totaled R$ 1,018 million, 25.8% above the amount in 2Q17. Most of the investments continue to be allocated to infrastructure (around 85%), mainly to transport network projects, 4G technology and IT. Following the investment cycle, the Company began accelerating Capex in 2Q18 following the projects approval in 1Q18. Year-to-date, Capex amounted to R$ 1,664 million, 12.5% higher than in 6M17.

DEBT AND CASH

Gross Debt in 2Q18 totaled R$ 5,394 million, a reduction of R$ 2,433 million YoY including (i) recognition of leasing amounted to R$ 1,704 million (related to sale of towers, Amazonas TL project and other financial leasing); (ii) hedge position of R$ 101 million (reducing gross debt).

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 10% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.4% p.y., a reduction compared to 2Q17 cost of 10.9% p.y.. In 6M18, the cost was 8.5% p.y. versus 11.5% p.y. in 6M17. Over the last 12 months, important debt pre-payments to BNDES that, together with our regular debt amortization routine, totaled R$ 3,026 million.

At the end of 2Q18, Cash and Securities totaled R$ 2,164 million, a reduction of R$ 1,264 million YoY. In this quarter, R$ 854 million was paid relating to Anatel fees (Fistel).

The main movements that affected cash and securities in year to date are shown below:

Average finance yield fell to 6.4% p.y. in 2Q18, compared to 11.1% p.y. in 2Q17, accompanying the reduction in the Selic rate. Year-to-date, the yield was 6.6% p.a. compared to 12.0% p.a. in 6M17.

The Net Debt/EBITDA ratio was 0.51x in the quarter, down from 0.80x in 2Q17. In the period, Net Debt totaled R$ 3,231 million, R$ 1,169 million less than 2Q17, when net debt was R$ 4,400 million.

FREE CASH FLOW

Free Operating Cash Flow (FOCF), excluding the 700 MHz license, totaled R$ 313 million in 6M18, up by R$ 443 million when compared to 6M17. Such increase was a result of a 14.5% YoY expansion of EBITDA, 12.5% decrease in Capex and a reduction of 18.7% in working capital. In the 2Q18, FOCF totaled R$ 6 million, R$ 359 million less than 2Q17. Quarterly working capital was impacted by the payment of FISCAL tax, which occurred in April when usually is due on the 1Q.

OPERATING AND MARKETING PERFORMANCE

MOBILE SEGMENT:

TIM ended June 2018 with 56.6 million active lines, with negative net adds totaling 1.3 million lines. In postpaid, the results remain positive, but prepaid lines disconnections still negatively affect total net adds.

In postpaid, customer base totaled 19.1 million, an increase of 20.5% compared to 2Q17, adding 3.2 million customers to the base. The segment continues to increase its share and stood at 33.7% compared to 26.0% in 2Q17. The growth of postpaid base was due to: i) migration from prepaid to postpaid customers (mainly to control plans), ii) mobile number portability and iii) stable churn rate.

Prepaid client base ended the month of June³ of 2018 with 37.5 million clients. Net adds totaled -1.9 million in 2Q18, driven by migration from prepaid to postpaid customers and the strict base clean-up policy.

Detailing the customer base by technology:

•

The number of 4G users stood at 31.3 million at the end of 2Q18³. An increase of 39.8% compared to 2Q17. The 4G base growth is also explained by migration of 3G users.

•

3G ended 2Q18³ with 14.9 million users, maintaining the downward trend, with -38.9% in YoY comparison, in line with migration to more updated smartphones, with 4G technology, and focused on higher value customers.

Smartphones reached a total penetration of 83.9% of the customer base in June 2018, an increase of 6.9 p.p. compared to June 2017. This growth supports Company’s strategy of equipping its customers with 4G handsets in order to stimulate the penetration of data services.

FIXED SEGMENT:

The TIM Live base totaled 423k customers in 2Q18, up 21.5% compared to the same period last year. Net adds totaled 12.7k customers during the quarter and 31.3k year to date.

The new portfolio was successfully launched with higher value offers. As such, TIM Live has begun to accelerate the transition from focusing on FTTC (Fiber To The Curb) to FTTH (Fiber To The Home). By August, the Company will expand its operations to five new cities (Salvador-BA, Suzano-SP, Mauá-SP, São Gonçalo-RJ and Nilópolis-RJ) using FTTH technology.

TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, was launched in another 20 cities in 2Q18 reaching 87 cities where it is available for sale.

 QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

Regarding Anatel's quality KPIs, in view of the national average performance, data up to May/2018 (considering the latest official data released by the regulator), TIM maintained a solid performance, with all quality metrics above target, as required by the Agency.

In addition to Anatel's official KPIs, the SpeedTest numbers (as measured by Ookla continue to show a continuous increase in quality indicators, mainly in the scope of mobile data. The increase in throughput (download and upload) and latency support with Company's efforts to provide a better quality of experience for data users, especially in a higher postpaid base scenario. The difference in performance in LTE technology in data usage and the wide coverage and TIM 4G network availability are proven by the largest number of measurements in Brazilian market using SpeedTest platform.

In addition, OpenSignal, in its June report once again confirmed that the TIM 4G network has the most availability (TIM users spent 75.9% of the time using LTE technology vs. an industry average of 60.3%) nationally, remaining the leader in important regions in Brazil, for example, São Paulo (SP), Rio de Janeiro (RJ) and Belo Horizonte (MG).

TIM digitalization initiatives continue to be developed, not only aimed at financial savings, but also for procedural improvements that result in a better customer experience. A comprehensive digital transformation depends on acting in accordance with client’s real needs and processes redesign in order to impact the whole client life cycle.

The results of these initiatives have been very significant and at the close of 2Q18, the number of digital interactions, that is users seeking service through "Meu TIM" app and website, increased more than 60% versus 2Q17. In addition, digital sales in the postpaid (pure + control) increased approximately 85% YoY in 2Q18.

NETWORK DEVELOPMENT

Defined as a strategic pillar in TIM's business plan, investment in expansion and quality of the infrastructure is fundamental to differentiate TIM in the market, giving all customers access to a better user experience. In addition to a proposal of a full portfolio and the digitalization in customer interactions, TIM hopes to attract and maintain a valued customer base.

In this process, the use of analytical tools has allowed a more efficient allocation of resources, in 2Q18 TIM committed 85% of the capex to infrastructure (Network + IT). Among the projects being carried out under network scope, the expansion of the optic fiber network (backbone, backhaul and FTTH), sites densification, frequency refarming and carrier aggregation of two or three frequencies, depending on the locality.

TIM maintained its 4G coverage leadership at the end of 2Q18, reaching 3,138 cities, or 92% of Brazil's urban population, an increase of 70% when compared to 2Q17. This expansion is a result of the commitment with the strength of network infrastructure, supported by 4G network elements growth, which expanded 55% YoY, in order to serve growing data traffic demand.

The use of 700MHz frequency in LTE network development of continues to grow, providing a significant improvement in customers’ experience both in terms of performance, with higher download and upload speeds and lower latency, as well as indoor coverage and higher penetration. TIM ended 2Q18 with 4G activated in 700MHz band in 1,131 cities, of which 24 were state capitals.

Note that 2Q18 also marked the activation of 4G network in the 700 MHz band in cities of Rio de Janeiro, Curitiba, Goiânia and Porto Alegre. TIM expects that the use of this new frequency in these cities will significantly expand its capacity and indoor and outdoor coverage, ensuring improvement of clients’ usage experience in these cities.

Also in 4G network, the Company offers VoLTE (voice over LTE), technology that allows connections in IP network, ensuring efficiency, stability, lower battery consumption and shorter times to establish connections. At the end of June, TIM had VoLTE available in 1,559 cities, of which 22 were state capitals.

Infrastructure development is also in line with the Company's corporate values on social responsibility. TIM continues with the Biosite installation project, a solution for densification of mobile access network (antennas/towers) with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure - multi-functionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras - these structures are cheaper and quicker to install. In 2Q18, TIM reached a total of 581 active Biosites.

The development of mobile network allows residential wireless broadband availability to expand, through the LTE network, using fixed wireless broadband technology (Wireless-To-The-X), without affecting mobile service quality. At the end of June, WTTx was available in 87 cities around Brazil, a quality option to supply regions that have broadband suppressed demand, due to the lack of supply and to a fixed network infrastructure that is still being developed.

Fixed infrastructure continues to expand, at the end of 2Q18, the Company showed an 8.3% YoY increase in terms of optical fiber mileage, reaching approximately 85,500 km, backbone and backhaul. TIM's residential fixed broadband coverage continues to develop, now more focused on FTTH technology (Fiber To The Home). At the end of 2Q18, there were 569,000 addressable households with FTTH, leveraged on the optic fiber already used in FTTS project. Meanwhile, FTTC network (Fiber To The Curb) is being upgraded to support higher speeds, and in June, there were 3.3 million addressable households with this technology.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on UN Global Compact principles. This is a voluntary agreement that TIM signed in 2008 to ensure compliance with the ten principles of human rights, working conditions, the environment and the fight against corruption.

TIM has been in the B3 Business Sustainability Index (ISE) for 10 years, continuing as the telecommunications company that has been in the portfolio for the most consecutive years. The Company also releases an inventory of its greenhouse gases (GHG) pursuant to the GHG Protocol methodology, its Climate Change Policy establishes guidelines for the management of GHG emissions.

TIM INSTITUTE

Founded in July 2013, the mission of TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation, through mathematics and science education projects for children and young people and through the development of free technologies that contribute to public policies implementation.

The actions of TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

In 2017, TIM Institute launched, together with Unicef (United Nations Children's Fund) and other partners, the Active School Search Platform (www.buscaativaescolar.org.br), which is focused on school exclusion issues. To date, more than 1000 municipalities have joined the platform solution.

Also in the education field, through the project Círculo da Matemática do Brasil, a mathematics project, TIM Institute recently published the results of a national survey, "Mathematics of Children and Parents", which showed that the knowledge and involvement of parents in their children's schooling is fundamental to their mathematical performance.

At the start of 2018, new students were selected to receive the TIM-OBMEP Institute scholarships, offered to medal winners during the Brazilian Public School Mathematics Olympiad (OBMEP) who were entering public universities. Altogether, about 200 students receive aid, through the partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA).

ENERGY

In line with the principles of its Environmental and Climate Change Management policies, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of network infrastructure is accompanied by energy efficiency actions. Projects include the upgrading of lighting and air conditioning; temporary or permanent shutdown of idle equipment; Freecooling - system for exchanging heat from equipment containers, through the installation of coolers in shelter-type sites (cabinets) that allow a reduction in the use of energy and refrigerant gases in air-conditioning equipment; Decommissioning - turning off and removing equipment from the site in order to save energy and free up space for new projects.

In addition to investing in energy efficiency, TIM has been looking for alternative sources of energy, aware of the potential that Brazil offers in renewable sources. In 2018, the company continued the self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, we also continue to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI Standard)

The 2017 Sustainability Report was published, showing the main financial, social and environmental results, as well as important matters for business and sustainability governance at TIM, as well as our commitment to sustainable development. Find the full report at our Investor Relations website.

GOVERNANCE

TIM reinforces its commitment to the best Corporate Governance practices and values transparency, accountability and fairness. Below are the highlights for 2Q18, regarding the activities carried out by the Board of Directors and its Advisory Committees, and by the Fiscal Council:

Board of Directors Activities

o

Members: 10 members (3 independent);

o

Meetings: 4 meetings with average attendance of 83%;

o

Most relevant activities:

▪

Understand the activities developed by the Control and Risk Committee;

▪

Understand the activities developed by the Statutory Audit Committee;

▪

To resolve on the proposal to amend the Internal Regulations of the Control and Risk Committee and the Remuneration Committee of the Company;

▪

To resolve on the composition of the Control and Risk Committee;

▪

To resolve on the composition of the Remuneration Committee;

▪

To elect the Company's Statutory Officers and appoint the Officers of the Company's subsidiaries, TIM Celular S.A. and TIM S.A;

▪

To resolve on the proposal of the criteria to distribute the annual global remuneration for management for the 2018 fiscal year (apportionment);

▪

To resolve on the first grant of the Company's Long-Term Incentive Plan;

▪

To resolve on the conclusion of contracts between related parties;

▪

To resolve on procurement of the guarantee by the Company's subsidiary, TIM Celular S.A.;

▪

Review the Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

To resolve on the proposal to pay interest on equity ("JSCP") of the Company;

▪

Nominate management to make up the Board of Trustees, Fiscal Council and Management Group of the TIM Institute;

▪

Presentation of the results of the Self-Assessment Questionnaire of the Board of Directors for 2017;

▪

To approve the proposal to amend the Internal Regulations of the Internal Audit;

▪

Presentation on regulatory and political matters;

▪

Follow-up of Investor Relations activities;

▪

Presentation on the negotiations on the ANATEL Conduct Adjustment Agreement.

Fiscal Council Activities

o

Members: 3 members (3 independent);

o

Meetings: 1 meeting with average attendance of 100%;

o

Most relevant activities:

▪

To resolve on the election of the Chairman of the Fiscal Council;

▪

Presentation of the Fiscal Council Work Plan for the 2018 fiscal year;

▪

Present the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Report on the proposal for interest on equity ("JSCP") of the Company;

▪

Presentation on Regulatory, Civil, Labor and Tax contingencies;

▪

Presentation by PricewaterhouseCoopers ("PwC") on the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018

Statutory Audit Committee Activities

o

Members: 3 members (3 independent);

o

Meetings: 7 meetings with average attendance of 100%;

o

Most relevant activities:

▪

Opinion on the 20-F for TIM Participações S.A.;

▪

Opinion on of the conclusion of contracts between related parties;

▪

Opinion on external auditors' fees for the year 2018;

▪

Present the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Present the proposal for interest on equity ("JSCP") of the Company;

▪

Presentation on Regulatory, Civil, Labor and Tax contingencies;

▪

Presentation by PricewaterhouseCoopers ("PwC") on the Company’s Quarterly Financial Report ("ITRs") for the first quarter of 2018, ended March 31, 2018;

▪

Opinion on the Company's Reference Form;

▪

Follow-up on outstanding matters and measures related to previous meetings;

▪

Presentation on the Conduct Adjustment Agreement.

▪

Presentation on the status of Company’s Risk Appetite and Risk Indicators;

▪

Presentation of the Risk Control Panel ("RCP") for 2018;

▪

Supervision and assessment of Internal Audit work;

▪

Opinion on the proposal to amend the Internal Regulations of the Internal Audit;

▪

Analysis and assessment of reports received through the Whistle-blowing Channel;

▪

Supervision and assessment of Compliance work;

▪

Presentation on the Company's Monthly Financial Report for the month of April 2018;

▪

Monitoring and supervising the work of the External Auditor;

▪

Update on financial matters;

▪

Presentation on Fraud;

▪

Presentation on the Company's Sustainability Report;

▪

Presentation on ICVM 586;

▪

Management Information on the Constant Currency and the Calculation of Profit;

▪

Presentation on the KPMG report.

Activities of the Control and Risk Committee

o

Members: 5 members (2 independent);

o

Meetings: 2 meetings with average attendance of 70%;

o

Most relevant activities:

▪

Presentation on the Conduct Adjustment Agreement.

▪

Presentation on the status of Company’s Risk Appetite and Risk Indicators;

▪

Presentation of the Risk Control Panel ("RCP") for 2018;

▪

Supervision and assessment of Internal Audit work;

▪

Opinion on the proposal to amend the Internal Regulations of the Internal Audit;

▪

Analysis and assessment of reports received through the Whistle-blowing Channel;

▪

Supervision and assessment of Compliance work;

▪

Presentation on the Company's Monthly Financial Report for the month of April 2018;

▪

Monitoring and supervising the work of the External Auditor;

▪

Presentation on Fraud;

▪

Presentation on the Company's Sustainability Report;

▪

Presentation on ICVM 586.

STOCK EXCHANGE PERFORMANCE

The Company's shares, TIMP3, closed 2Q18 at R$ 13.18, an increase of 34.6% YoY. In the same period, Ibovespa, the main Brazilian index at the stock exchange - B3, grew 15.7%. The Company's ADRs, TSU, closed 2Q18 at US$ 16.86, an increase of 13.9% YoY. In terms of market cap, TIM closed the quarter at R$ 31.9 billion or US$ 8.2 billion.

SUBSEQUENT EVENTS

DISTRIBUTION OF INTEREST ON EQUITY

The Company's Board of Directors approved today, July 19th, 2018, the distribution of R$ 240 million as Interest on Equity ("IOE"), based on profits for the period ended on June 30, 2018.

Payment will start on November, 13th 2018 where July, 25th 2018 is the date to identify eligible shareholders to receive such values. Thus, shares acquired after this date will be ex-Interest on Equity rights.

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 15 and in Brazilian Reais (R$), in compliance with Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter of 2017 (2Q17) and the year to date 2017 (6M17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1: Operating Indicators

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operating Indicators

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

1. Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at June 30, 2018, (66.58% as at December 31, 2017). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Corporate Reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act for transformation of Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. in the first phase of the restructuring project. The corporate reorganization is expected to take place in the second half of 2018, as soon as certain operational and regulatory stages are met, which may have an impact on the financial statements of the Company as a result of a potential registration of deferred income tax and social contribution asset on tax losses carryforward and negative base of social contribution generated by TIM S.A., as presented in Note 10.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long-Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian States and in the Federal District.

(b)

TIM S.A. (formerly called “Intelig”)

The Company also holds 100% of TIM S.A.’s capital. This company provides STFC – Local voices

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

services and SCM services in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared according to the accounting practices adopted in Brazil, which include the resolutions issued by the Brazilian Securities Commission (CVM), pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) , and they provide all material information required for such quarterly information , and only this information, which is consistent with that used by Management.

The significant accounting policies applied in the preparation of th is quarterly information are described below and/or presented in their relevant notes .. These policies were consistently applied in the periods and / or years presented, unless otherwise indicated ..

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information was prepared in accordance with Technical Pronouncement C P C 21 – Interim Statements, and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as with the pres e ntation of this information in compliance with the standards issued by the Brazilian Securities Commission (CVM) applica b le to the preparation of Quarterly Information - ITR. As the Brazilian accounting practices applicable to the individual financial information , since 2014, do not differ from the IFRS applicable to separate financial information , as now the IFRS permit the application of the equity method in subsidiaries , affiliates and joint ventures in separate informa t ion , they are also in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board ( IASB ) .. This individual quarterly information is presented together with the consolidated quarterly information ..

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Value Added ( Demonstração do Valor Adicionado – “ DVA ” ), individual and consolidated, is required by the Brazilian Corporate Legislation and accounting practices adopted in

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Brazil applicable to listed companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the understanding of the quarterly information.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

b.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. M onetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c ..

Segment i nformation

Operating segments are the entity ’ s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment .. For a segment to exist, it must have separate financial information available.

The Company ’ s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group ’ s strategy is to optimize the consolidated results of TIM Participações .. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d ..

Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group .. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e.

Approval of the quarterly information

Th e quarterly information was approved by the Company ’ s Board of Directors on July 19 , 201 8 ..

f.

New standards, amendments and interpretations of standards

I ) The following new standards were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board ( IASB ) , and they are in force as from January 1, 2018, as follows:

IFRS 9/CPC 48 - Financial instruments

On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 48 , which is equivalent to IFRS 9. The Company opted for the retrospective adoption of this standard, with cumulative effect of the initial application being recognized on the date of the initial application, that is, January 1, 2018, recognizing the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve in shareholders’ equity ..

This standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment, and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

With regard to classification, this standard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss , based on the assessment of the following assumptions:

(i)

Business model of the entity regarding the management of financial assets; and

(ii)

Characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard substantially maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements, and commitments to grant loans at interest rates that are lower than those used i n the market,

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

among others. There was no material impact in relation to the classification of financial assets and liabilities of the Company due to the adoption of the new standard.

Regarding impairment, the new standard establishes the recognition of the provision for expected credit loss, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost .. The impact of the adoption of the new model for calculating impairment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful debts , as of J anuary 1, 2018, as presented in the table below ..

IFRS 15 / CPC 47 – Revenue from Contracts with Customers

CVM resolved to approve technical accounting pronouncement CPC 47, which is equivalent to IFRS 15, as of December 22, 2016. The Company adopt ed IFRS15 (CPC47) retrospectively, with the cumulative effect of the initial application being recognized on the date of the initial application, or January 1, 2018. Accordingly, as provided for in this standard, the Company record ed the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve .. In accordance with this transition method, the entity use d this pronouncement retrospectively only for contracts that are still in force as of the date of the initial application ..

Currently, the Company offers commercial packages that basically combine equipment or mobile devices to fixed or mobile telephony services, while the revenues from services are recognized separately, in accordance with their nature and based on their relevant fair values.

Identification of contracts

The Company performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

Identification of performance obligations

Upon adoption an d effectiveness of the contract , the Company assess ed the goods or services that were contractually promised to the customer and identif ied the performance obligation s based on the commitment made to customers regarding the transfer of the following items:

(i)

Distinct goods or services (or group of goods or services), or

(ii)

Distinct goods or services that are substantially the same, and that can be transferred to customers using the same transfer standards.

Goods or services promised to customers are deemed “ distinct ” when the following criteria are fulfilled:

(a)

Customers are able to benefit from the item or service, whether separately, or jointly with other resources that are readily

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

available to them (that is, the good or service is able to be “ distinct ” ); and

(b)

The Company’s promise to transfer the item or service to customers can be separated from other commitments undertaken in the contract (that is, the commitment to transfer the item or service is “ distinct ” within the context of the contract).

Upon reviewing its contracts, the Company verified the existence of basically two performance obligations: ( i ) sale and/or rent of equipment or mobile devices; and (ii) provision of fixed and/ or mobile telephony, and broadband (Internet) services. Accordingly, the Company will recognize revenues when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer. An asset will be deemed as “ transferred ” when, or to the extent that, the customer obtains the control of the asset.

Determination and Allocation of price to performance obligation

The individual selling price was defined by the Company based on regulate d prices; a price list that considers costs plus margin, and the individual sale price o f the Company or the market; or the contract price, which would be similar to that provided for in contracts with similar characteristics ..

Thus, the adoption of the new revenue standard , in some cases, result ed in the early recognition of revenues from sales of equipment and/or mobile devices, which are usually recognized upon transfer of control to the customer , basically due to the allocation of discounts across the performance obligations on the sale of plans that include services, plus equipment/devices .. The difference between the book value of sales of the equipment and/or mobile devices, and the amount received from the customer will be recorded as a contractual asset and/or liability at the beginning of the contract. Revenues from telephony services, in turn, will be recognized in income at their book value, upon allocation of the transaction price, and to the extent that services are provided on a monthly basis.

Revenues from sales of devices to business partners are accounted for upon physical delivery to the partner , net of taxes, rather than upon sale to end customers , as the Company does not hold any control over the product sold ..

Cost of obtaining the contract

In accordance with the standard, t he entity must recognize in assets the incremental costs for obtaining the contract if the entity expects to recover such costs. Upon adoption of the new standard, the Company recognized , under “ prepaid expenses ” , these amounts in assets and, subsequently, in income, in accordance with the transfer, to the customer, of the goods or services to which the asset refers. It should be highlighted that the Company already capitalized costs from obtaining of new agreements, in the corporate segment only, which were measured and registered net of any impairment adjustment, as required in CPC 04 and/or IAS 38, and that, with the adoption of IFRS 15/CPC 47 (Note 15.h), the Company’s management decided to reclassify the accumulated

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

balances from the “ i ntangible assets ” account to the “prepaid expenses” account.

The table below presents the principal effects of the adoption of the new IFRS 15, also including the effects of the adoption of IFRS 9 in opening balances on January 1, 2018 ..

	Consolidated
	Originally Reported	Adjustments	Balances with IFRS 15 and 9
	Dec. 2017		Dec. 2017
Assets	32.600.365	(58.100)	32.542.265

Current assets	7,607,388	38,474	7,645,862
Trade accounts receivable (e)	2,540,856	(130,137)	2,410,719
Contractual assets (b)	-	5,397	5,397
Inventories	123,785		123,785
Prepaid expenses (a , c )	168,366	163,214	331,580
Other assets	4,774,381		4,774,381
Non-current assets	24,992,977	(96,574)	24,896,403
Long-term receivables	2,841,962	32,186	2,874,148
Trade accounts receivable	26,207		26,207
Prepaid expenses (a , c )	39,466	32,186	71,652
Other assets	2,776,289		2,776,289
Property, plant and equipment	10,838,488		10,838,488
Intangible a ssets (c)	11,312,527	(128,760)	11,183,767

Liabilities and Shareholders’ Equity	32 , 600 , 365	(58 , 100)	32 , 542 , 265

Total Liabilities	14 , 449 , 181	4 , 019	14 , 453 , 200
Current liabilities	7 , 224 , 437	30 , 295	7 , 254 , 732
Contractual liability and deferred revenues (d)	480 , 431	30 , 295	510 , 726
Other liabilities	6 , 744 , 006		6 , 744 , 006

Non-current liabilities	7,224,744	(26,275)	7,198,469
Contractual liability and deferred revenues (d)	990,932	5,408	996,340
Deferred income and social contribution taxes (f)	98,919	(31,683)	67,236
Other liabilities	6,134,893		6,134,893

Shareholders’ Equity	18 , 151 , 184	(62 , 119)	18 , 089 , 065
Capital shares	9 , 866 , 298		9 , 866 , 298
Revenue reserves	6 , 612 , 819	(62 , 119)	6 , 550 , 700
Other	1,672,067		1,672,067

In the first half of 2018, the new accounting standards had the following impacts on the income for the half year :

	Consolida t ed
	Balances without IFRS 15 and IFRS 9	Adjustments	Balances with IFRS 15 and IFRS 9

Net revenues from services (b, d)	7 , 947,323	6,937	7,954,260
Net revenues from products (b, d)	362,803	(34,644)	328,159
Net revenues	8,310,126	(27,707)	8,282,419
Cost of services provided and goods sold	(2,335,136)		(2,335,136)
	5,974,990	(27,707)	5,947,283
Operating revenues (expenses)	(2,939,370)	(65,804)	(3,005,174)
Selling expenses (a, e)	(2,289,753)	(65,804)	(2,355,557)
General and administrative expenses	(427,281)		(427,281)
Other revenues (expenses), net	(222,336)		(222,336)
	3,035,620	(93,511)	2,942,109

Depreciation and amortization (c)	(1,990,642)	85,145	(1,905,497)

Financial income (expenses)	(351,717)		(351,717)

Income before income and social contribution taxes	693,261	(8,365)	684,895

Income and social contribution taxes (f)	(108,071)	2,844	(105,227)

Net income for the period	585,190	(5,521)	579,668

The principal adjustments arising from the new standard are as follows:

a-

Costs from obtainment of contracts with customers, which are deferred over the period of the contract (from 12 to 24 months) , net of any impairment adjustment ..

b-

Contractual assets recognized when the Company has complied with the performance obligation through the sale of equipment /devices or provision of services to the client before the client pays the consideration, or before the payment is due ..

c-

Reclassification to the “prepaid expenses” account of costs from obtainment of contracts that were formerly capitalized as intangible assets ..

d-

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Contractual liabilities recognized when the client has paid the consideration or when the Company has the right to a consideration amount that is unconditional, before the Company has complied with the performance obligation, whether through the sale of equipment/devices or the provision of services to the client ..

e-

Increase in the provision for losses from doubtful debts arising from the use of the new standard provided for by IFRS 9/CPC 48, in which the Company should recognize a provision for expected credit losses ..

f-

Tax impact on first-time adjustments for the new accounting standards.

Contracts with customers

The table below contains information on the portion of trade accounts giving rise to contractual assets and liabilities.

06 /2018

Amounts receivable included in Trade accounts receivable	2,000,459
Contractual assets	-
Contractual liabilities	(11,308)

Contracts with customers arise upon allocation of discounts in combined loyalty offers, where discount s may given on the equipment and/or service, generating a contractual asset or liability, respectively, depending on the offer in question ..

Summary of the main changes during the period.

Contractual assets ( liabilities )
Balance on January 1, 2018	(12,305)
Additions	(6,316)
Write-off	7,313
Balance on June 30, 2018	(11,308)

The estimated realization of balances of contractual assets is described below :

	2018	2019	2020
Contractual assets (liabilities)	(5,036)	(5,625)	(647)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of the information on contracts with customers effective for less than one year.

II ) The new standards below were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB) , but they are not in force for the period ended June 30 , 2018. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on a pronouncement of the CPC.

•

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Annual improvements in IFRS – Cycle 2015 to 2017

•

IFRS16 / CPC 06 (R2) – Leases

•

IFRIC23 – Uncertainties on income taxes treatment

•

IFRS9 amendments – Prepayment features with negative compensation

•

IAS28 amendments – Long-term interests in associates and joint ventures

•

IFRS10 and IAS28 amendments – Sale or constitution of assets between an investor and its affiliate or joint venture

•

IFRS17 – Insurance contract

Based on studies conducted until now, the Company does not expect that the adoption of these standards, changes and interpretations will have a significant impact on Group´s financial statements in 2019, except for leases standard, as detailed below.

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

IFRS 16 / CPC 06 (R2) – Leases

In July 2014, IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019 , and approved by CVM on December 21, 2017 ..

The new standard establishes the principles regarding the recognition, measurement, repo rting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i)

Retrospectively to each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or

(ii)

Retrospectively, with cumulative effect of the initial application of this pronouncement, recognized on the date of the initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2) retrospectively, while the cumulative effect of the initial application is recognized on the date of the initial application, that is, January 1, 2019.

The Company has a significative number of lease agreements in which it is the lessee. Curren tly, part of these contracts is recognized as operating leases, and th eir payments are recorded on the straight-line basis throughout the period of the contract.

The Company is currently analyzing its lease agreements, as well as their financial impact s , and it expects a significant increase in total assets and liabilities on the initial adoption of the standard , due to the recognition of the rights to use “ leased ” assets and the liabilities from these lease s , respectively.

The addition of liabilities from lease due to the recognition of rights to the use of assets results in the corresponding increase of net debt, while depreciation and interest expenses are recognized in the statement of income, replacing operating lease expenses ( “ rent ” ). This accounting treatment will result in a positive impact on EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization), with a corresponding increase in net cash from operations reported in the cash flow statements ..

The accounting effects will be examined as part of the implementation of IFRS 16/CPC 06 (R2). However, as a result of the volume of contracts and information required to determine the quantitative impact, the Company believes that the current estimate is not reasonably precise to be disclosed. Regarding the qualitative aspects, the principal transactions to be impacted by the new standard include: rental of vehicles, rental of stores and kiosks in shopping malls , rental of site and sharing of infrastructure.

There are no other present IFRS standards or IFRIC interpretations not

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

yet in force that could have a significant impact on the quarterly statements of the Group.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the date of the quarterly statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated.

Any reorganization activities to which the Company has not yet committed itself on the quarterly statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company (Note 15).

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carry forward and of temporary differences takes into account the history of taxable income, as well as estimates of

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

future taxable income (Note 10).

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TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (Note 37).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account data of usage, number of days since the last billing date, among other factors (Note 28).

Cash and cash equivalents

These are financial assets classified and measured at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	06/2018	12/2017	06/2018	12/2017

Cash and banks	66	267	81,082	40,283
Unrestrictedly available financial investments:
CDB/Repurchases	-	28,102	1,069,516	2,920,435

	66	28,369	1,150,598	2,960,718

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBD´s and Repurchases is 99.97% (100.92% at December 31, 2017) of the Interbank Deposit Certificate - CDI rate.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Marketable Securities

	Consolidated
	06/2018	12/2017
FUNCINE (3)	2,899	2,997
Sovereign Fund (4)	10,599	-
FIC: (1)
Government Securities	330,184	284,075
Repo Transactions (2)	374,198	236,095
Financial Bill	177,937	161,789
Others	120,052	83,655

	1,015,869	768,611

Current portion	(1,012,970)	(765,614)
Non-current portion	2,899	2,997

(1) In August 2017, the Company invested in open-ended FICs (Investment Fund in Units). The Funds are mostly made up of government securities and instruments of first-tier institutions. In 2018, the average yield of FICs was 100.34% of the variation of Interbank Deposit Certificates – CDI.

(2) “Repo Transactions” are securities issued by banks with a commitment for repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and they are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company opened a National Film Industry Financing Fund (FUNCINE) in the amount of R$3 million in order to obtain the benefit of deductibility for income and social contribution tax purposes.

(4) The sovereign fund includes federal securities only.

Trade accounts receivable

These are financial assets classified and measured at amortized cost, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (‘unbilled’) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit loss ( “ impairment ” ) ..

Provisions for expected credit losses were recognized as a reduction of accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

risks involved in each case and the collection curve, at an amount equivalent to the expected credit losses ..

The fair value of trade accounts receivable equals the book value recorded a t June 30 , 201 8 and December 31, 201 7 .. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowings ( N ote 20).

	Consolidated
	06 /2018	12/2017

Trade accounts receivable	2,676,006	2,567,063

Gross accounts receivable	3,334,485	3,031,808

Billed services	1,5 2 8, 372	1,390,616
Unbilled services	703,534	610,570
Network use	294,165	367,894
Sale of goods	806,867	661,180
Other accounts receivable	1,547	1,548

Provision for l osses from doubtful debts	(658,479)	(464,745)

Current portion	(2,559,180)	(2,540,856)
Non-current portion	116, 82 6	26,207

Changes in the provision for losses from doubtful debts , recorded as an asset reducing account, were as follows:

	Consolidated
	06 /2018	12/2017

Opening balance	464,745	370,452
Set-up of provision	246,218	316,387
Write-off of provision, reversals	(52,484)	(222,094)
Closing balance	658,479	464,745

The aging of the accounts receivable is as follows:

	Consolidated
	06 /2018	12/2017

Total	3,334,485	3,031,808

Falling due	2,191,670	2,028,983
Overdue- 1 to 30 days	262,968	271,560
Overdue - 31 to 60 days	120,785	113,584
Overdue -61 to 90 days	165,848	109,568
Overdue - over than 90 days	593,214	508,113

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	06/2018	12/2017

Inventories	173,153	123,785

Inventories	185,576	133,899
Mobile handsets and tablets	144,006	107,195
Accessories and prepaid cards	32,104	16,156
TIM chips	9,466	10,548

Losses on adjustment to realizable amount	(12,423)	(10,114)

8.

Indirect taxes and contributions recoverable

	Consolidated
	06/2018	12/2017

Indirect taxes and contributions recoverable	1,232,882	1,335,587

ICMS	1,192,991	1,296,255
Others	39,891	39,332

Current portion	(330,871)	(386,001)
Non-current portion	902,011	949,586

ICMS (value added tax on goods and services) amounts recoverable primarily refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

9.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	06/2018	12/2017	06/2018	12/2017

Direct taxes and contributions recoverable	10,718	11,677	487,632	532,543

Income tax (IR) and social contribution (CS) (i)	-	2,129	373,210	434,823
PIS/COFINS (ii)	-	3,721	58,252	53,509
Others	10,718	5,827	56,170	44,211

Current portion	(10,718)	(11,677)	(274,429)	(323,040)
Non-current portion	-	-	213,203	209,503

(i)

The amounts regarding income and social contribution taxes recoverable are substantially related to: (a) advances made over the period which use is expected, for the year 2018; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be after 12 months.

(ii)

The PIS/COFINS amounts recoverable refer to credits calculated on rights and services used as input, in accordance with the legislation applicable.

10.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax carryforward losses and social contribution negative basis and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred tax asset on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amount.

At June 30, 2018 and December 31, 2017, the prevailing tax rates were

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

25% for income tax and 9% for social contribution. The tax incentives shown in Note 26 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent Company				Consolidated
	06/2018		12/2017		06/2018		12/2017
Tax losses	37,584		34,441		75,777		117,411
Social contribution negative base	13,595		12,463		40,696		55,879
Temporary differences:
Provision for legal and administrative proceedings	951		908		244,294		196,589
Losses from doubtful debts	-	-	-	-	229,602		164,707
Adjustment to present value – 3G license	-	-	-	-	10,095		11,066
Deferred income tax on accounting adjustments
Acquisition of stocks from minority shareholders	53,569		53,569		53,569		53,569
Others	-	-	-	-	5,490		6,270
Lease of LT Amazonas Infrastructure	-	-	-	-	20,842		19,003
Profit sharing	813		1,479		21,779		40,902
Taxes with suspended enforceability	-	-	-	-	12,872		12,872
Amortized goodwill – TIM Fiber	-		-		(370,494)		(370,494)
Derivative financial instruments	-		-		(34,452)		(16,432)
Capitalized interests on 4G authorization	-		-		(283,515)		(258,175)
Deemed cost – TIM S.A.	-		-		(88,469)		(94,912)
Others	-		-		72,233		65,686
	106,512		102,860		10,319		3,941

Unrecognized deferred income tax and social contribution	(106,512)		(102,860)		(106,512)		(102,860)

	-	-	-	-	(96,193)		(98,919)

Deferred tax assets portion	-	-	-	-	-	-	-
Deferred tax liabilities portion	-		-		(96,193)		(98,919)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution negative basis and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the deferred tax asset as follows:

Deferred income tax and social contribution
2018	56,420
2019	-
Tax losses and negative base	56,420

Temporary differences	(131,905)

Total	(75,485)

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2017 and reviewed for the period ended June 30, 2018.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 59,602 in the period ended June 30 , 201 8 (R$ 43,978 a t June 30 , 201 7 ).

Unrecognized deferred tax asset

Considering that TIM Participações S.A. does not carry out activities that may generate taxable profit , deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$ 106,512 a t June 30 , 2018 ( R$ 102,860 a t December 3 1 , 2017 ) , were not recognized.

In the case of subsidiary TIM S.A , considering that it does not present a constant taxable income history and estimates of sufficient future taxable income to offset tax loss and negative base, available tax credits, totaling R$ 1,027,464 a t June 30 , 2018 ( R$ 1,032,588 a t December 3 1 , 2017 ) , of which R$ 973,807 refers to tax losses and negative base of social contribution and R$ 5 3,657 to temporary differences, were not recognized. However, tax credits totaling R$ 67,762 (2017 – R$70,729) were recorded, corresponding to tax losses in the amount of R$ 8,874 (2017 – R$ 10,364) and R$ 58,888 (2017 – R$60,364) on temporary differences, which are presented net of deferred liabilities in the amount of R$ 88, 469 (2017 – R$94,912), related to deemed cost.

11 ..

Prepaid expenses

	Consolidated
	06 /2018	12/2017

Prepaid expenses	759,850	207,832

Fistel (*)	426,728	-
Advertising not released (**)	63,134	124,387
Rentals and insurance	66,494	49,185
Network swap (***)	15,819	20,191
Incremental costs for obtaining client contracts (****)	171,953	-
Others	15,721	14,069

Current portion	(682,770)	(168,366)
Non-current portion	77,080	39,466

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

(*) The Fistel fee, paid in March 2018, refers to the year 2018, and it is being appropriated to the income for the period on a monthly basis, in the proportion of 1/12.

(**) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of advertising broadcasting.

(***) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

(****) Refers to incremental costs from the adoption of IFRS 15/CPC47. On January 1, 2018, the balance was R$195,400 (Note 2.f).

12.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	06/2018	12/2017	06/2018	12/2017

Judicial deposits	118,523	112,307	1,354,272	1,366,576

Civil	4,447	1,277	323,932	344,204
Labor	103,646	92,311	517,071	493,705
Tax	1,728	1,693	291,259	286,375
Regulatory	-	-	111	111
Online attachment (*)	8,702	17,026	221,899	242,181

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed monthly and when identified it is a reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for disoccupying some sub-bands, to allow the implementation of 4G technology, after TIM Celular had won the auction. In this case, the updated court deposit amounts to R$ 65,294 (R$ 63, 869 a t December 31, 201 7 ).

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by registered employees and third-party service providers.

Tax

The Company and its subsidiaries have made court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 93,704 (R$ 9 2,066 a t December 31, 201 7 ) ..

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 73,048 (R$ 7 1,722 a t December 31, 201 7 ) ..

(iii)

Liability for the CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$9,858 (R$9,687 at December 31, 2017).

(iv)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$ 16,338 (R$ 15, 8 24 a t December 31, 201 7 ).

(v)

Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$ 10,704 (R$ 10, 539 a t December 31, 201 7 ).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and BTS (Base Transceiver Station) maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$ 7,370 (R$ 7,056 a t December 31, 201 7 ).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on services of communication of amounts charged for access, adhesion, activation, habilitation,

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

availability, subscription and use of services, among others. The current value of these deposits is R$ 6,000 (R$ 5, 937 a t December 31, 201 7 ).

(viii)

Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$ 4,433 (R$ 4,3 8 1 a t December 31, 201 7 ).

(ix)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by FUST (Telecommunications Services Universalization Fund). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues on interconnection and EILD (Industrial Exploration of Dedicated Line), as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$54,686 (R$53,128 at December 31, 2017).

Investments – Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly statements.

(a)

Interest in subsidiaries

	June 30, 2018
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,907,383	1,257,393

Net income for the period	591,605	27,001	618,606

Equity in income from subsidiaries	591,605	27,001	618,606

Investment amount	16,907,383	1,257,393	18,164,776

	December 31, 2017
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,724,656	1,231,926

Net income for the year	1,147,943	131,648

Unrealized results	-	350

Revised net income for the year	1,147,943	131,998	1,279,941

Equity in income from subsidiaries	1,147,943	131,998	1,279,941

Investment amount	16,724,656	1,231,926	17,956,582

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

(C) Changes in investment in subsidiaries

	TIM Celular	TIM S.A.	Total

Balance of investiments at December 31, 2016	15,892,119	1,099,067	16,991,186
Equity in income from subsidiaries	1,147,943	131,998	1,279,941
Minimum mandatory dividend	(53,497)	-	(53,497)
Interest on shareholders ’ equity	(224,725)	-	(224,725)
Stock options	7,277	(98)	7,179
Cash flow hedge	1,231	959	2,190
Retirement supplement	(692)	-	(692)
Supplementary dividends paid	(45,000)	-	(45,000)

Balance of investments at December 31 , 2017	16,724,656	1,231,926	17,956,582

Equity in income from subsidiaries	591,605	27,001	618,606
Supplementary dividends	(89,828)	-	(89,828)
Interest on shareholders’ equity	(258,086)	-	(258,086)
Stock options	180	29	209
Retirement complement	(588)	-	(588)
Impact from initial adoption of the new accounting standards (note 2 .. f)	(60,556)	(1,563)	(62,119)

Balance of investments at June 30 , 2018	16,907,383	1,257,393	18,164,776

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets .. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “ provision for future asset retirement ” .. Interest incurred on updating the provision is classified as financial expenses ..

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “ other operating expenses (revenues), net ” in the statement of income.

On January 1, 2009, TIM S.A. on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this , its property, plant and equipment has been demonstrated by acquisition and /

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

or construction historical cost. Both (deemed cost and historical cost) are reduced by the accumulated depreciation and from the impairment losses (this last one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	Balance at 12/31/2017	Additions (depreciation)	Disposals	Transfers	Balance at 06/30/2018
Cost of property, plant and equipment, gross
Commutation / transmission equipment	18,766,840	1,423	(37,112)	824,463	19,555,614
Fiber optic cables	683,971	20	-	16,873	700,864
Free leased handsets	2,181,630	-	(8,358)	66,656	2,239,928
Infrastructure	5,652,840	678	(440)	242,078	5,895,156
Informatics assets	1,615,325	9	(9,309)	41,878	1,647,903
General use assets	739,439	286	(2,008)	31,921	769,638
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	1,271,308	(265)	(1,223,869)	1,533,240
Total property, plant and equipment, gross	31,166,905	1,273,724	(57,492)	-	32,383,137

Accumulated depreciation
Commutation/transmission equipment	(13,373,003)	(769,047)	36,952	-	(14,105,098)
Fiber optic cables	(290,699)	(26,712)	-	-	(317,411)
Free leased handsets	(2,016,018)	(65,750)	4,226	-	(2,077,542)
Infrastructure	(2,697,878)	(234,156)	394	-	(2,931,640)
Informatics assets	(1,448,694)	(36,971)	9,299	-	(1,476,366)
General use assets	(502,125)	(22,063)	1,519	-	(522,669)
Total accumulated depreciation	(20,328,417)	(1,154,699)	52,390	-	(21,430,726)

Property, plant and equipment, net
Commutation / transmission equipment	5,393,837	(767,624)	(160)	824,463	5,450,516
Fiber optic cables	393,272	(26,692)	-	16,873	383,453
Free leased handsets	165,612	(65,750)	(4,132)	66,656	162,386
Infrastructure	2,954,962	(233,478)	(46)	242,078	2,963,516
Informatics assets	166,631	(36,962)	(10)	41,878	171,537
General use assets	237,314	(21,777)	(489)	31,921	246,969
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	1,271,308	(265)	(1,223,869)	1,533,240
Total property, plant and equipment, net	10,838,488	119,025	(5,102)	-	10,952,411

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets in the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2017, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) costs of commissions to dealers to obtain a new client.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations, and, in the case of costs of commissions for the term of the agreement, as mentioned in note (h) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtaining a qualified asset, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

(a)

Changes in intangible

	Consolidation
	Balance at 12/31/2017	Additions (amortization)	Transfers	Disposals	Capitalized Interests	Balance at 06/30/2018
Cost of intangible assets, gross
Software rights to use	15,957,808	-	630,030	(1,270)	-	16,586,568
Authorizations	6,391,394	64,103	667,172	-	-	7,122,669
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	384,455	-	(384,455)	-	-	-
List of clients	95,200	-	-	-		95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	270,687	-	9,096	-	-	279,783
Intangible assets under development	3,724,587	284,230	(1,306,298)	-	87,790	2,790,309

Total intangible assets, gross	28,549,552	348,333	(384,455)	(1,270)	87,790	28,599,950
Accumulated amortization
Software rights to use	(12,265,391)	(708,788)	-	1,270	-	(12,972,909)
Authorizations	(4,497,758)	(156,334)	-	-	-	(4,654,092)
Cost of deferred commission to dealers	(255,695)	-	255,695	-	-	-
List of clients	(95,200)	-	-	-	-	(95,200)
Right to use infrastructure LT Amazonas	(42,531)	(4,955)	-	-	-	(47,486)
Other assets	(80,450)	(13,115)	-	-	-	(93,565)

Total Accumulated Amortization	(17,237,025)	(883,192)	255,695	1,270	-	(17,863,252)

Intangible assets, net
Software rights to use (c)	3,692,417	(708,788)	630,030	-	-	3,613,659
Authorizations	1,893,636	(92,231)	667,172	-	-	2,468,577
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	128,760	-	(128,760)	-	-	-
List of clients (e)	-	-	-	-	-	-
Right to use infrastructure LT Amazonas (f)	155,671	(4,955)	-	-	-	150,716
Other assets	190,237	(13,115)	9,096	-	-	186,218
Intangible assets under development (g)	3,724,587	284,230	(1,306,298)	-	87,790	2,790,309

Total Intangible Assets, net	11,312,527	(534,859)	(128,760)	-	87,790	10,736,698

Constructions in progress represent the cost of projects in progress related to the acquisition of 4G authorizations and / or other intangible assets in the period of their construction and installation, up to the moment they enter into operation, when they will be transferred to the corresponding accounts of these assets.

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability at June 30, 2018, and December 31, 2017.

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly, “Intelig”) in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

Goodwill from the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment tests of goodwill mentioned above are summarized below:

The Company ’ s Management understands that the smaller cash generating unit, for testing the impairment of goodwill on the purchase of the aforementioned companies encompasses the business at a consolidated level, and, therefore, should be assessed at the level of TIM Participações .. This methodology is aligned with the strategic direction of the Company and its subsidiaries, as well as that of the market, in the sense of integrating the mobile and landline segments, in accordance with the assumptions below :

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

business, to get into the residential and corporate broad band business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by Fiber and TIM S.A. business could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs , which currently no longer make s sense due to the interdependence and/or synergy between mobile, landline and broadband operations ;

(ii)

In recent years there has been a migration of usage of (and revenues from) voice services to data services, internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since the mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the FTTS (Fiber to the site) approach, connecting the sites with a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congestion on the mobile sites, increasing the transmission capacity and improving the quality of service. This led to a huge increase in the use of the TIM Fiber and TIM S.A. ( Intelig ) backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments ;

(iii)

The behavior of the telephone services customers is changing to a data-centered approach, where customers are always “ connected ” , using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenues from the mobile segment and the fixed segment ; and

(iv)

From an organizational standpoint, the businesses of TIM Fiber and TIM S.A. ( Intelig ) are totally integrated into the mobile business.

Consequently , t he impairment testing of said goodwill used this CGU (TIM Participações ) and the value in use method, t he principal assumptions used being summarized below :

  Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years.
  Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity.
  Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.00% p.a. on average) is in line with the estimates prepared by representative market institutions.
  Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 2.50% p.a..
  The discount rate for estimated future cash flows was 11.10% p.a., 15.24% is the equivalent discount rate to the same value in use excluding the impact of income taxes from future cash flows.

At June 30, 2018, the Company found no evidence of impairment. Accordingly, a review of the impairment test was not required for the period.

 (e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally, TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(g)

Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for development of the 4G technology, which include: (i) amounts paid for obtainment of 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the period ended June 30, 2018, was R$ 3,016 (R$ 4,396 a t June 30 , 201 7 ) of interest and R$ 3,818 ( - R$ 1,165 a t June 30 , 201 7 ) of monetary adjustments.

(ii)

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company had also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction, totaling R$1,199 million to be paid related to these costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjustment based on the IGP-DI index. In the period ended June 30, 2018, the impact generated by the appropriation of AVP interest amounted to R$ 22 4 (R$ 2,518 at June 30 , 201 7 ), while the impact from indexation was R$ 1,076 (R$ 18,5 41 a t June 30 , 201 7 ).

The obligations referred to above were substantially settled by June 30, 2018, and, as of April 9, 2015, January 26, 2017 and January 16, 2018, payments in the amounts of R$370,379, R$858,991, and R$142,862, respectively, were made to EAD.

The license mentioned above relates to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 8.52% per annum in connection with the borrowings and financing valid for the period. The amount capitalized in the period ended June 30, 2018, was R$84,550 (R$148,843 at June 30, 2017).

(h)

Cost of deferred commission to dealers

Beginning 2015, the Company launched new offers to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized in assets. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

The balances at January 1, 2018 were reclassified to “prepaid expenses”, as a result of the adjustments from the initial adoption of IFRS 15/CPC 47, in the amount of R$128,760 (net of deferred taxes).

Finance lease obligations

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other part (lessee) are classified as financial leases. These lease values are transferred from intangible assets of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	06/2018	12/2017

LT Amazonas	206,861	205,331
	206,861	205,331

Current portion	(21,303)	(19,773)
Non-current portion	185,558	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$499,823.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Nominal amount		Present value

Up to June 2019	22,467	21,303
July 2019 to June 2023	102,226	39,923
July 2023 onwards	375,130	145,635
	499,823	206,861

The present value of installments receivable is R$206,861 (R$ 205,331 at December 31, 201 7 ), of which R$185,558 is principal and R$ 21,303 is interest accrued until June 30 , 201 8 .. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum ..

Liabilities

	Consolidated
	06 / 201 8	12/ 201 7

LT Amazonas ( i )	356,370	351,063
Sale of Towers ( leaseback ) (ii)	1,483,686	1,466,895
Others (iii)	71,242	69,214
	1,911,298	1,887,172

Current portion	(183,652)	(176,925)
Non-current portion	1,727,646	1,710,247

i ) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil ( “ LT Amazonas ” ). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPCA ..

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amount s .. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

	Nominal amount	Present value

Up to June 2019	42,675	43,369
July 2019 to June 2023	194,169	67,165
July 2023 onwards	712,780	245,836
	949,624	356,370

The consolidated nominal value of future installments due by TIM Celular is R$ 949,624 .. Its present value is R$ 356,370 , composed by R$313,001 for principal and R$ 43,369 for interest a t June 30 , 201 8 , was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% per annum .. Additionally, the amount of the right of use of LT Amazonas also

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain precedent conditions.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in an amount of sales of R$2,651,247, of which R$1,088,390 was booked as deferred revenues and will be amortized over the period of the contract.

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (lessee) would have to pay in a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to June 2019	174,715	128,783
July 2019 to June 2023	790,696	345,257
July 2023 onwards	3,593,353	1,009,646
	4,558,764	1,483,686

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$ 4,558,764 .. Their present value is R$ 1,483,686 , of which R$ 1,354,903 is principal and R$ 128,783 is interest a t June 30 , 2018 .. The present value was estimated by projecting future payments discounted at the discount rates used on the date of the transactions, ranging from 11.01% to 17.08% per annum , and which were determined on the basis of observable market transactions that the Company (lessee) would have to pay in a similar lease or loan ..

iii) It is substantially represented by the financial lease of new transmission towers ..

Regulatory credits to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset with future changes in the base, or to reduce future obligations with ANATEL.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	06/2018	12/2017	06/2018	12/2017

Suppliers	3,146	3,352	3,388,342	3,986,557

Local currency	2,967	2,870	3,313,527	3,868,603
Suppliers of materials and services (a)	2,967	2,870	3,189,983	3,649,543
Interconnection (b)	-	-	86,429	155,114
Roaming (c)	-	-	215	1,051
Co-billing (d)	-	-	36,900	62,895

Foreign currency	179	482	74,815	117,954
Suppliers of materials and services (a)	179	482	53,427	80,869
Roaming (c)		-	21,388	37,085
	-
Current portion	3,146	3,352	3,388,342	3,986,557

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations payable

At June 30, 2018, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	06/2018	12/2017

Renewal of authorizations (i)	270,836	262,513
700 MHz frequency band cleaning, net of AVP (ii)	-	141,659
Updated ANATEL Debt (ii)	106,710	98,451
Guarantee insurance on authorizations	4,077	4,077
	381,623	506,700

Current portion	(67,262)	(233,173)
Non-current portion	314,361	273,527

(i) In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. At June 30, 2018, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$270,836 (R$ 262,513 a t December 31, 201 7 ).

(ii) At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular , along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems. Thus , the Digitalization Regulatory Entity ( Entidade Administradora da Digitalização , or “ EAD ” ) was organized, with respect to which the total commitment assumed by TIM Celular was R$1,199 million .. This amount was paid in 4 installments adjusted by the IGP-DI index ( Note 15.g) ..

Still, as a result of this additional cost assumed by TIM Celular , it should have been entitled to a discount on the final amount to be paid for the Authorization to use the 700 MHz band, however , the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). As of June 30, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$ 107 million a t June 30 , 201 8 ), which is still pending trial ( N ote 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addendum to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), extending the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency thus received from TIM Celular, on January 31, 2017, the amount of R$859 million, an installment of 60%, with respect to the installments for the years 2016 and 2017. The 4th and last installment, of 10%, was paid to EAD on January 31, 2018, in the amount of R$142.9 million.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of said bid; and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

The authorizations held on a primary basis by TIM Celular at June 30, 2018, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Borrowings and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	06/2018	12/2017
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Jul/18 to Jul/22	1,456,870	1,945,140
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,506,404	1,911,383
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	175,652	263,972
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	86,368	110,937
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan/24	285,218	260,522
Cisco Capital (3)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	173,914	198,990
Total				3,684,426	4,690,944

Current				(1,194,132)	(1,351,860)
Non-current				2,490,294	3,339,084

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Guaranteed by holding TIM Participações.

(3)

No guarantee

The parent company TIM Participações does not have borrowings and financing at June 30, 2018.

The financings arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The parent company, TIM Participações, has complied with these financial ratios.

In December 2017, the Company prepaid R$800 million of the debt to BNDES, reducing the debit balance of the facility. The prepayment did not change the original payment schedule, the last installment of which matures in July 2022. In January 2018, a further R$500 million was settled in advance, without changing the original payment schedule.

The prepayments made were intended to enable the Company’s effective management of indebtedness and cash.

In May 2018, the Company obtained a new credit line of R$1,500,000 from the BNDES to finance investments in fixed and intangible assets (Capex) for the years 2017, 2018 and 2019. The new financing will be available for drawdown until December 2019, and its disbursement is not mandatory. The cost of this credit facility is indexed to the variation of the

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Long-Term Interest Rate (TJLP) plus interest of 1.95% per year.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of Opening	Term	Total amount	Undrown balance	Amount used at June 30, 2018
BNDES (1)	TJLP	Dec/15	Dec/18	2.940	2.940	-
BNDES (3)	TJLP	May/18	Dec/19	1.480.000	1.480.000	-
BNDES (4)	TJLP	May/18	Dec/19	20.000	20.000	-
Total R$				1.502.940	1.502.940	-

KFW Finnvera (2)	USD	Dec/15	Dec/18	150.000	51.094	93.088

Purpose:

(1)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018. To date, the Company has opted not to draw down the credit facility available.

(2)

Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$93,088 was equivalent to R$310,440 on the date of payment. In May 2018, the Company amended the financing agreement with KFW Finnvera to extend the maturity term of the line, with a new maturity date of December 2018.

(3)

Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment;

(4)

Investment in social projects involving the community.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at June 30, 2018, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$76 million. This amount was recorded in “Deferred Revenues” under “Government Subsidies” (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 30).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at June 30, 2018, mature as follows:

Consolidated
2019	559,427
2020	767,163
2021	681,833
2022	414,627
2023	22,070
2024	45,174
2,490,294

The table below includes the schedule of nominal values of borrowings and financing estimated until the termination of the agreements.

Nominal Value
2018	760,193
2019	1,320,220
2020	895,826
2021	750,543
2022	428,964
2023	23,899
2024	45,859
4,225,504

Borrowings f air value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted .. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera .. This transaction is secured by Finnvera , a Finnish development agency .. Given the features of this transaction, the Company believes that its fair value is equal to that shown in its balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	06 /2018	12/2017	06 /2018	12/2017

Indirect taxes, charges and contributions payable	418	370	375,395	307,793

Value added tax on goods and services	-	-	294,742	236,230
ANATEL taxes and charges	-	-	20,710	20,431
ISS	412	364	55,607	47,485
Others	6	6	4,336	3,647

Current portion	(418)	(370)	(372,745)	(305,266)
Non-current portion	-	-	2,650	2,527

Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose for quarterly or monthly payments of income tax and social contribution. From 2016 on the Company chose to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	06 / 201 8	12/ 201 7	06 / 201 8	12/ 201 7

Direct taxes, charges and contributions payable	19	218	336 , 771	467 , 575

Inc ome tax and social contribution	-	-	262 , 166	391 , 813
PIS/COFINS	6	211	39 , 796	38 , 880
Others (*)	13	7	34 , 809	36 , 882

Current portion	(19)	(218)	(128 , 565)	(260 , 787)
Non-current portion	-	-	208 , 206	206 , 788

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins , IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

23 ..

Deferred revenues

	Consolidated
	06 / 201 8	12/ 201 7

Deferred revenues	1,379,661	1,471,362

Prepaid services to be provided (1)	331,586	388,301
Government grants (2)	76,166	89,036
Network swap (3)	20,622	20,191
Anticipated receipts	15,819	22,627
Deferred revenues for sale of towers (4)	924,160	951,207
Contractual liability (Note 2.f)	11,308	-

Current portion	(430,657)	(480,430)
Non-current portion	949,004	990,932

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

(1) This refers to reload of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through June 30, 2018, was R$203 million. This amount is being amortized according to useful life of the asset being financed and appropriated to the “Other income (expenses), net” (Note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable and possible are subject to registration and disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	06/2018	12/2017	06/2018	12/2017

Provision for legal and administrative proceedings	2,798	2,672	668,628	528,320

Civil (a)	-	-	148,805	132,422
Labor (b)	2,798	2,672	206,906	184,311
Tax (c)	-	-	281,081	180,643
Regulatory (d)	-	-	31,836	30,944

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	12/2017	Additions, net of reversals	Payments	Monetary adjustment	06/2018

	528,320	220,820	(221,587)	141,075	668,628

Civil (a)	132,422	127,840	(158,528)	47,071	148,805
Labor (b)	184,311	28,518	(23,322)	17,399	206,906
Tax (c)	180,643	63,837	(39,464)	76,065	281,081
Regulatory (d)	30,944	625	(273)	540	31,836

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a. Civil Claims

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$ 44,020 (R$ 88,636 at December 31, 201 7 ) , refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2 ..

Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor ’ s Office , Procon and other consumer protection agencies arising from consumer complaints that include: ( i ) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$ 30,830 (R$ 4,551 a t December 31, 201 7 ).

a.3 ..

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$ 23,876 (R$ 13,152 a t December 31, 201 7 ).

a.4 ..

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: ( i ) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$ 20,115 (R$ 18,224 a t December 31, 201 7 ).

a.5

Social and environmental, and infrastructure

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$ 13,107 (R$ 3,157 a t December 31, 201 7 ).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging : ( i ) a debit regarding the collection of 2% on the revenues from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$12,356 (No provisions for such cases were established a t December 31, 2017).

b. Labor proceedings

Below is a summary of the key labor proceedings claims whose likelihood of loss is probable:

They involve various labor claims filed by former employees in relation to issues such as salary difference , parity , payment of variable compensation/commission, legal additions , overtime, and other provisions established in the period prior to the privatization process, and also claims filed by former employees of service providers , who , taking advantage of the labor legislation currently in force, require the Company and/or its subsidiaries to be held liable for labor obligations not complied with by the service providers contracted ..

Of the total number of 2,140 labor claims as at June 30 , 2018 (1,845 at December 31, 2017) filed against the Company and its subsidiaries, most of them refer to own employees , followed closely by claims involving former employees of service providers. The p rovision for these proceedings amount to R$ 198,037 , monetarily restated (R$172,467 at December 31, 2017).

A significant portion of these provisions refers to organizational restructuring procedures, of which we highlight the closing of the activities of the call centers as well as proceedings related to TIM’s internal sites , which led the termination of employees. At June 30 , 2018, the provision for these proceedings totaled R$ 21,484 , monetar il y restated (R$21,758 at December 31, 2017).

c. Tax processes

	06 /2018	12/2017

Federal taxes	30,070	33,907
State taxes	165,025	59,403
Municipal taxes	1,814	1,738
TIM S.A. proceedings (purchase price allocation)	84,172	85,595
	281,081	180,643

total provision recorded is substantially composed of the following

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

proceedings, and the amounts indicated are estimated at the indices established by the federal government for taxes in arrears, being substantially linked to the variation in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular has been made for eleven cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payment and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose updated amounts provided total R$9,214 (R$9,092 at December 31, 2017), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provided and updated is R$13,789 (R$13,516 at December 31, 2017).

(ii) The provision for TIM S.A. regarding federal taxes has been made for two cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$85 (R$5,914 at December 31, 2017).

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular covers forty proceedings, of which the most important are (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$79,550 (R$14,610 at December 31, 2017), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,718 (R$4,605 at December 31, 2017), as well as (iii) cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, which updated amount is R$24,224, having no corresponding amount at December 2017.

(ii) The provision for TIM S.A referring to state taxes covers seven proceedings, and includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$7,055 (R$6,940 at December 31, 2017).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, amount to R$84,172 (R$85,595 at December 31, 2017).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

At June 30, 2018, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, is R$31,836(R$30,944 at December 31, 2017).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly information, as shown below:

	Consolidated
	06/2018	12/2017

Civil (e.1)	1,248,383	1,286,252
Labor and social security (e.2)	840,790	763,505
Tax (e.3)	15,786,688	14,528,617
Regulatory (e.4)	429,297	178,908
	18,305,158	16,757,282

The administrative and legal proceedings assessed as possible losses and monitored by the Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

	06/2018	12/2017
Actions filed by consumers (e.1.1)	457,760	453,231
ANATEL (e.1.2)	209,410	217,012
Consumer Protection Agencies (e.1.3)	124,856	158,620
Former trade partners (e.1.4)	178,868	182,843
Social and environmental, and infrastructure (e.1.5)	169,549	158,287
Others (e.1.6)	107,940	116,259
	1,248,383	1,286,252

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged incorrect charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.1.6 Others

TIM is party to other lawsuits of an an essentially non-consumper-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements; (ii) share subscription lawsuits; (iii) compensation lawsuits; (iv) alleged breach of contract; and (v) lawsuits involving charges.

e.2. Labor claims

There are 6,489 labor claims filed against the Company and its subsidiaries as of June 30, 2018 (6,476 as of December 31, 2017) related

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

to claims made by former employees and employees of service providers in the updated amount of R$849,658 (R$763,505 at December 31, 2017).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$31,372 (R$27,775 at December 31, 2017).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$60,711 (R$60,711 at December 31, 2017).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,210 as possible risk and the amount of R$5,654 as probable risk (R$3,210 updated as possible risk and R$5,654 updated as possible risk at December 31, 2017).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part. There is also a group of labor lawsuits in which foremer employees of the companies mentioned above are also requesting the inclusion of TIM Participações.

The remaining amounts relate to various labor claims lawsuits filed by former own employees and former employees of third-parties.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the updated amount of R$538 (R$4,995 at December 31, 2017, this reduction having occurred due to the reclassification of a proceeding for remote risk on account of the progress thereof).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the updated amount of R$9,868 (R$9,868 at December 31, 2017).

TIM S.A. received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

form, and erroneous GFIP declaration in the updated amount of R$43,756 (R$43,756 at December 31, 2017).

e.3. Tax

	Consolidated
	06/2018	12/2017
Federal Taxes (e.3.1)	3,952,691	3,752,877
State Taxes (e.3.2)	8,394,103	7,407,881
Municipal Taxes (e.3.3)	676,670	658,783
FUST, FUNTTEL and EBC (e.3.4)	2,763,224	2,709,076
	15,786,688	14,528,617

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$10,616,480.

e.3.1. Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$3,952,691 at June 30, 2018 (R$3,752,877 at December 31, 2017). Of this total, the following issues stand out:

(i)

Alleged error in the use of tax credits due to a reverse merger, amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization of these benefits in the Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,630,880 (R$2,552,068 at December 31, 2017).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$195,302 (R$192,417 at December 31, 2017).

(iii)

Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$63,432 (R$62,312 at December 31, 2017).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for Tim Celular is R$225,086 (R$241,431 at December 31, 2017), and, for TIM S.A., the amount is R$57,624 (R$56,469 at December 31, 2017).

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$404,228 (R$396,103 at December 31, 2017).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounted to at June 30, 2018 is R$8,394,103 (R$7,407,881 at December 31, 2017). Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,331,883 (R$1,245,965 at December 31, 2017).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged incorrect credit of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,083,958 (R$1,055,667 at December 31, 2017).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved for TIM Celular is R$820,026 (R$784,654 at December 31, 2017), and the amount involved for TIM S.A. is R$20,377 (R$19,950 at December 31, 2017).

(iv)

ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions with tax substitution, and exempt and non-taxable transactions. The amount involved, including three new assessments received by TIM Celular in the amount of approximately of R$1.000.000, in the first half of 2018, for TIM Celular is R$2,766,713 (R$1,698,409 at December 31, 2017), and the amount involved for TIM S.A. is R$131,821 (R$128,875 at December 31, 2017).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$133,997 (R$131,625 at December 31, 2017).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$177,804 (R$175,729 at December 31, 2017).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$118,432 (R$253,443 at December 31, 2017).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, incorrect ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as alleged failure to include Value-Added Services (SVA) of the ICMS calculation base. The amount involved is R$186,631 (R$149,425 at December 31, 2017).

(x)

Taxation of international roaming services. The amount involved was R$45,917 at December 31, 2017. In 2018 the risk of loss was classified as remote.

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$189,602 (R$185,526 at December 31, 2017).

(xii)

Collection of ICMS tax on subscription services and its alleged failure to include it in the ICMS calculation base due to its nature. The amount involved is R$137,736 (R$112,848 at December 31, 2017).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$676,670 at June 30, 2018 (R$658,783 at December 31, 2017). Of this amount, the following issues stand out:

(i)

Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$139,652 (R$136,732 at December 31, 2017).

(ii)

Collection of ISS on import of services. The amount involved is R$277,670 (R$269,547 at December 31, 2017).

(iii)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by municipal authorities in several locations. The amount involved is R$111,434 (R$107,519 at December 31, 2017).

e.3.4. FUST and FUNTTEL

The amount assessed against TIM Group for contributions to FUST and FUNTTEL is R$2,763,224 (R$2,709,076 as of December 31, 2017). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At June 30, 2018, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$429,297 (R$178,908 at December 31, 2017).

On obtaining an extension of authorization to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	06/2018	12/2017
	(6 months)	(12 months)

Opening balance	22,803	21,726

(Reversal/write-offs) recorded throughout the period/year, net of additions	(2,667)	649
Monetary adjustment for the period/year	335	428

Closing balance	20,471	22,803

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 8.41% p.a. as at June 30, 2018 (8.92% p.a. at December 31, 2017).

Shareholders’ equity

a.

Capital Shares

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	06/2018	12/2017
Net value paid up	9,866,298	9,866,298

Value paid up	9,913,414	9,913,414
(-) Funding costs	(47,116)	(47,116)

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to corporate entries. These reserves are comprised of:

	06/2018	12/2017

Capital reserves	1,685,663	1,687,565

Special goodwill reserve	380,560	380,560
Stock options	33,699	35,601
Tax benefit reserve	1,271,404	1,271,404

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the share options granted to their employees (Note 27).

In March and May 2017, the company sold 71,490 and 86,173 common shares, respectively, to the beneficiaries of the stare option plan (Note 27). These shares were held in treasury by the Company as of the exercise of the options, at the book value of 4.1628 per share.

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular at June 30, 2018, and December 31, 2017, was R$1,271,404.

This tax benefit basically corresponds to a reduction in the Corporate Income Tax (IRPJ) on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazone (SUDENE/SUDAM), and the tax benefit reports are granted by state, for a period of 10 years, subject to extension.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of the capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d.

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within 3 years will be reversed to the Company.

On December 31, 2017, dividends and interest on equity were calculated as shown below:

2017

Net income for the year	1,234,507
(-) Legal reserve constitution	(61,725)
(-) Tax incentives not to be distributed	(112,493)
Revised profit	1,060,289

Minimum dividends calculated considering 25% of the revised profit	265,072

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	189,991
Dividends	103,325
Total dividends distributed and proposed	293,316
IRRF tax on interest on equity	(28,244)
Total dividends and interest on shareholders’ equity, net	265,072

Dividends per share (Reais per share)	0.11

The balance of dividends and interest on shareholders’ equity payable at June 30, 2018, contains amounts not settled in previous years, in the amount of R$39,840 (R$40,266 at December 31, 2017), in addition to the interest on equity allocated and calculated as of May 19, 2018, in the amount of R$ 199,408.

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses, which, for the purposes of presentation of the quarterly information, are reclassified and disclosed in allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenues, with impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “Financing Activities”.

Long-Term Incentive Plan

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “2011-2013 Plan”, the “2014-2016 Plan” and the 2018-2020 Plan for senior management and key executives of the Company and its subsidiaries.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for grant of shares.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan. The 2018-2020 Plan, in turn, proposes compensating the participants by issuing Company shares, subject to certain time and/or performance conditions (attainment of specific targets).

Share options of the 2011-2013 abd the 2014-2016 Plans are effective for 6 years and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of 3 years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making the payment to the participants of the equivalent in cash value.

One must take into account that in 2017 there were no new grants, only the ascertainments of the vestings from past grants.

The variation in the quantity of shares/options are presented below:

Date of grant	Share Options Granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018-2020 Plan – 1st Grant	849,932	May/20	R$14.41	-	849,932			-	849,932
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	R$8.10	2,810,078		(348,071)	(44,138)	-	2,417,869
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	R$8.45	1,101,166		(525,742)	(22,696)	-	552,728
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	R$13.42	658,720		(27,424)		-	631,296
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	R$8.13	844,914				-	844,914
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	R$8.96	255,556				-	255,556
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	R$8.84	-				-	-
Total	18,382,816			5,670,434	849,932	(901,237)	(66,834)	-	5,552,295
Average weighted price for the period		R$9.70

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during thevesting period of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$14.41	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Board of Directors of TIM Participações approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

the date determined by the Board of Directors of TIM Participações (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

•

2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 01, 2018 to March 31, 2018.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the period, totaled R$ (368) (R$1,686 on June 30, 2017).

28.

Net Operating Revenue

Revenues from services rendered

The principal service revenues derive from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenues billed in the previous month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

Agreements closed with customers combining services and products

The Company offers loyal customers commercial packages combining cell phone devices and fixed or mobile telephony services, giving discounts

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

on the devices and/or services. In these cases, individual agreements are identified, performance obligations and transaction prices, allocating the total transaction price according to the individual selling price of each obligation. Revenue from services and products is recognized when each of the performance obligations provided for in the agreement with the customer is met, that is, when the customer holds control over the asset.

For further details about the application of standard IFRS/CPC47, see 2.f.

	Consolidated
	06/2018	06/2017

Total net operating revenue	8,282,419	7,893,766

Gross operating revenue	11,744,659	11,068,944

Service revenue	11,212,476	10,465,967
Service revenue – Mobile	10,503,697	9,860,806
Service revenue - Landline	708,779	605,161

Goods sold	532,183	602,977

Deductions from gross revenue	(3,462,240)	(3,175,178)
Taxes	(2,582,042)	(2,527,791)
Discounts given	(873,838)	(634,530)
Returns and others	(6,360)	(12,857)

The information for the 1st half of 2018 includes the effects of the adoption of IFRS 15. In order to enable understanding and comparison of information, the Company disclosed in Note 2.f the consolidated statement of income for the quarter ended June 30, 2018, excluding the effects of the adoption of IFRS 15.

Operating costs and expenses

	Consolidated
	06/2018				06/2017
	Cost of service provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

Personnel	(21,077)	(304,269)	(148,871)	(474,217)	(22,713)	(292,165)	(144,083)	(458,961)
Third party services	(266,804)	(1,088,156)	(215,198)	(1,575,608)	(276,263)	(1,037,440)	(212,223)	(1,525,926)
Interconnection and means of connection	(1,330,466)	-	-	(1,334,967)	(1,355,615)	-	-	(1,355,615)
Depreciation and amortization	(1,337,111)	(85,415)	(326,637)	(1,749,163)	(1,492,678)	(88,206)	(275,569)	(1,856,453)
Taxes, fees and contributions	(16,167)	(424,521)	(7,315)	(448,003)	(17,093)	(451,660)	(7,492)	(476,245)
Rent and insurance	(296,999)	(51,488)	(30,881)	(379,368)	(325,197)	(46,096)	(33,065)	(404,358)
Cost of goods sold	(401,737)	-	-	(401,737)	(434,431)	-	-	(434,431)
Publicity and advertising	-	(231,252)	-	(231,252)	-	(225,265)	-	(225,265)
Losses on doubtful accounts	-	(246,218)	-	(246,218)	-	(147,827)	-	(147,827)
Others	(1,866)	(9,653)	(25,015)	(36,553)	(670)	(10,528)	(22,801)	(33,999)
	(3,762,247)	(2,440,972)	(753,917)	(6,877,086)	(3,924,660)	(2,299,187)	(695,233)	(6,919,080)

	Consolidated
	06/2018				06/2017
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total

Personnel	-	-	(10,793)	(10,793)	-	-	(9,181)	(9,181)
Third party services	-	-	(2,148)	(2,148)	-	-	(7,064)	(7,064)
Rent and insurance	-	-	(8)	(8)	-	-	65	65
Taxes, fees and contributions	-	-	(235)	(235)	-	-	(209)	(209)
Other	-	-	(335)	(335)	-	-	(42)	(42)
	-	-	(13,519)	(13,519)	-	-	(16,431)	(16,431)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries in the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled to, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

30.

Other income (expenses), net

	Parent Company		Consolidated
	06/2018	06/2017	06/2018	06/2017

Other income (expenses), net	(662)	(186)	(378,671)	(303,568)

Income	-	-	77,480	91,392
Subsidy income, net	-	-	12,870	14,497
Fines on telecommunications services	-	-	21,380	21,982
Revenue from disposal of assets	-	-	768	2,381
Other income	-	-	42,462	52,532

Expenses	(662)	(186)	(456,151)	(394,960)
Amortization of authorization	-	-	(156,334)	(123,830)
Expenses	(662)	(186)	(299,817)	(271,130)
FUST/FUNTTEL (*)	-	-	(71,418)	(71,153)
Taxes, fees and contributions	-	-	(1,667)	(2,215)
Provision for legal and administrative proceedings, net of reversals	(654)	(99)	(209,414)	(181,964)
Expenses involving disposal of assets	-	-	(2,078)	(3,767)
Other expenses	(8)	(87)	(15,240)	(12,031)

(*) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

31.

Financial income

	Parent Company		Consolidated
	06/2018	06/2017	06/2018	06/2017

Financial income	864	1,245	226,654	656,501

Interest on financial investments	674	636	79,032	212,817
Interest received from clients	-	-	18,032	19,668
Swap interest	-	-	7,798	24,253
Interest on leasing	-	-	12,874	12,656
Monetary adjustment	181	604	9,619	16,460
Foreign exchange variations	9	8	95,541	364,726
Other income	-	(3)	3,758	5,921

32.

Financial expenses

	Parent Company		Consolidated
	06/2018	06/2017	06/2018	06/2017

Financial expenses	(25,621)	(1,447)	(578,371)	(886,973)
Interest on borrowings and financing	-	-	(65,441)	(99,058)
Interest paid to suppliers	-	-	(9,290)	(102)
Interest on taxes and fees	(22)	(15)	(8,882)	(15,381)
Swap interest	-	-	(26,328)	(66,404)
Interest on leasing	-	-	(132,525)	(131,307)
Monetary adjustment	(341)	(83)	(169,590)	(144,423)
Discounts granted	-	-	(15,476)	(20,739)
Foreign exchange variations	(14)	(36)	(92,747)	(365,420)
Other expenses	(25,244)	(1,313)	(58,092)	(44,139)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 37).

33. Income tax and social contribution

	Consolidated
	06/2018	06/2017

Income tax and social contribution	(105,227)	(89,630)

Current income tax and social contribution	(78,875)	(59,593)
Income tax for the period	(106,740)	(81,225)
Social contribution for the period	(39,721)	(30,306)
Tax incentive – SUDENE/SUDAM (*)	67,586	51,938

Deferred income tax and social contribution	(29,260)	(30,037)
Deferred income tax	(21,372)	(22,086)
Deferred social contribution	(7,888)	(7,951)

Provision for Income Tax and Social Contribution Contingencies	2,908	-

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	06/2018	06/2017	06/2018	06/2017
Income before income tax and social contribution	579,668	351,016	684,895	440,646
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(197,087)	(119,345)	(232,864)	(149,820)
(Additions)/exclusions:
Unrecognized/recognized tax losses and temporary differences	(3,652)	(5,705)	2,963	27,732
Equity accounting income	210,326	125,064	-	-
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(36)	(14)	(11,552)	(7,303)
Financial lease impact	-	-	(17,773)	(17,109)
Tax break referring to the interest on equity allocated	(9,551)	-	78,198	-
Other permanent additions and exclusions	-		5,973	5,560
SUDENE/SUDAM tax incentive (*)	-	-	67,586	51,938
Other amounts	-	-	2,242	(628)
	197,087	119,345	127,637	60,190
Income tax and social contribution recorded in income for the period			(105,227)	(89,630)
Effective tax rate	-	-	15.36%	20.34%

(*) As mentioned on Note 26 b.3, according to Article 443, item I, of Decree No. 3000/1999, for investment subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	06/2018	06/2017

Income attributable to shareholders of the Company	579,668	351,016

Weighted average number of common shares issued (thousands)	2,421,074	2,420,394

Basic earnings per share (expressed in R$)	0.2394	0.1450

 (b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	06/2018	06/2017

Income attributable to shareholders of the Company	579,668	351,016

Weighted average number of common shares issued (thousands)	2,422,083	2,420,641

Diluted earnings per share (expressed in R$)	0.2393	0.1450

The calculation of diluted earnings per share considered 1,009 thousand shares (247 thousand shares in 2017) related to the Granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 27.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	06/2018	12/2017
Telecom Italia Sparkle (1)	3,026	1,416
TI Sparkle (4)	810	1,544
TIM Brasil (6)	13,154	13,619
Grupo Havas (8)	59,634	115,840
Others	848	709
Total	77,472	133,128

	Liabilities
	06/2018	12/2017

Telecom Italia S.p.A. (2)	29,040	35,288
Telecom Italia Sparkle (1)	14,800	10,686
TI Sparkle (4)	3,231	9,223
TIM Brasil	4,908	4,903
Vivendi Group (7)	6,984	6,430
Gruppo Havas (8)	32,432	29,008
Others	107	107
Total	91,502	95,645

	Revenue
	06/2018	06/2017

Telecom Italia S.p.A. (2)	268	373
Telecom Italia Sparkle (1)	2,913	2,628
TI Sparkle (4)	524	685
Total	3,705	3,686

	Costs/Expenses
	06/2018	06/2017

Telecom Italia S.p.A. (2)	14,102	3,166
Telecom Italia Sparkle (1)	15,147	15,811
TI Sparkle (4)	9,278	19,722
Generali (5)	-	3,254
Vivendi Group (7)	9,234	4,216
Gruppo Havas (8)	175,754	-
Italtel (3)	-	1,579
Total	223,515	47,748

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

(8)

The amounts refer to publicity services.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	06/2018	06/2017

Salaries and other short-term benefits	10,973	9,269
Share-based payments	538	2,005
	11,511	11,274

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to i) reduce the exchange variation risks and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings and financing taken in the market along with the related costs expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries enter into swap contracts with financial institutions with the purpose of avoiding the impact of foreign exchange fluctuations on the financial result, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks.

At June 30, 2018, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiaries.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). At June 30, 2018, the subsidiary TIM Celular has no swap transactions

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at June 30, 2018, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiaries factoring in losses arising from the inability of subscribers to meet the payments of the invoiced amounts. To keep this risk to a minimum, the subsidiaries undertake preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event the customers do not pay their debts. There are no customers contributing more than 10% of the net accounts receivable at June 30, 2018 and December 31, 2017 or revenues from services rendered.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the subsidiaries for selling handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, diversification of the accounts receivable portfolio.monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. There are no customers who contributed more than 10% of net trade accounts receivable at June 30, 2018 and December 31, 2017 or 10% of the revenue from goods.

(v) Liquidity Risk

- Liquidity risk arises from the need of cash to meet the obligations undertaken. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management, in specific cases, may: i) review the dividend payment policy; ii) issue new shares; and/or iii) sell assets in order to improve liquidity

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the finance and treasury department of the Company. This department monitors the continuous liquidity requirements estimate in order to ensure that the

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	06/2018				12/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	107,425	(6,096)	101,329	80,790	(32,463)	48,327

Current portion	64,241	(6,096)	58,145	53,875	(14,044)	39,831
Non-current portion	43,184	-	43,184	26,915	(18,419)	8,496

The consolidated financial derivative instruments with long-term maturities at June 30, 2018 are as follows:

	Assets	Liabilities
2019	13,734	-
2020	6,698	-
2021	6,061	-
2022 onwards	16,691	-
	43,184	-

Non-derivative financial liabilities substantially comprise suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowings and financing and financial lease, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

06/2018
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	1,012,970		1,012,970
Derivatives used for hedging purposes		107,425	107,425
Total assets	1,012,97 0	107,425	1,120,39 5
Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		6,096	6,096
Total liabilities		6,096	6,096

12/2017
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	765,614	-	765,614
Derivatives used for hedging purposes	-	80,790	80,790
Total assets	765,614	80,790	846,404
Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	32,463	32,463
Total liabilities	-	32,463	32,463

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated
	Measured at amortized cost	Fair value through profit or loss	Total
June 30, 2018
Assets, as per balance sheet
Derivative financial instruments	-	107,425	107,425
Trade accounts receivable and other accounts receivable, excluding prepayments	2,676,006	-	2,676,006
Marketable Securities	-	1,012,970	1,012,970
Cash and cash equivalents	1,150,598	-	1,150,598
Financial lease	206,861	-	206,861
Judicial deposits	1,354,272	-	1,354,272
Other assets to offset	63,731	-	63,731
	5,451,468	1,120,395	6,571,863

	Consolidated
	Measured at amortized cost	Fair value through profit or loss	Total
June 30, 2018
Liabilities, as per balance sheet
Borrowings and financings	3,684,426	-	3,684,426
Derivative financial instruments	-	6,096	6,096
Suppliers and other obligations, excluding legal obligations	3,388,342	-	3,388,342
Financial lease	1,911,298	-	1,911,298
Dividends payable	239,248	-	239,248

	9,223,314	6,096	9,229,410

Consolidated

December 31,2017	Measured at amortized cost	Fair value through profit or loss	Total
Assets, as per balance sheet

Derivative financial instruments	-	80,790	80,790
Trade accounts receivable and other accounts receivable, excluding prepayments	2,567,063	-	2,567,063
Marketable Securities		768,611	768,611
Cash and cash equivalents	2,960,718	-	2,960,718
Financial lease	205,331	-	205,331
Judicial deposits	1,366,576	-	1,366,576
Other assets to offset	68,571	-	68,571
	7,168,259	849,401	8,017,660

Consolidated
Measured at amortized cost		Fair value through profit or loss	Total
December 31, 2017
Liabilities, as per balance sheet
Borrowings and financings	4,690,944		4,690,944
Derivative financial instruments		32,463	32,463
Suppliers and other obligations, excluding legal obligations	3,986,557	-	3,986,557
Financial lease	1,887,172	-	1,887,172
Dividends payable	143,591	-	143,591
10,708,264		32,463	10,740,727

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At June 30, 2018, no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at June 30, 2018 and December 31, 2017 are shown in the table below:

June 30, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	86,368	86,368	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	285,218	285,218	100%	LIBOR 6M + 0.75% p.a.	80.29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	173,912	173,912	100%	2.18% p.a.	87.62% of CDI

December 31, 2017

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	110.937	110.937	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	260.522	260.522	100%	100% LIBOR 6M + 0.75% p.a.	80,29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	198.990	198.990	100%	2.18% p.a.	87.62% of CDI

In June 2018, the Company capitalized on the favorable window in the market to close in advance a forward swap transaction. The purpose was to guarantee an attractive cost of 92.59% of the interbank certificate of deposit (CDI) rate for the third tranche of the KfW/Finnvera foreign currency finance agreement. Disbursement will be on September 17, 2018, for a face amount of 40 million dollars. This transaction bears no exchange risk, since the dollar rate at the outset of the financing transaction and the Swap will be closed simultaneously. At June 30, 2018, the MTM value of the transaction on the books is a liability of R$1 million.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	06/2018	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	543,535	543,535	716,279	866,653
A) ∆ Aggregate Debt Variation			172,744	323,118
Fair value of the asset side of the swap	543,535	543,535	716,279	866,653
Fair value of the liability side of the swap	(442,205)	(442,205)	(441,410)	(440,824)
Swap result	101,330	101,330	274,870	425,830
B) ∆ Aggregate Swap Variation			173,540	324,500
C) Final result (B-A)			(796)	(1,382)

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI; ii) of Libor; and iii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	6.39%	7.99%	9.59%
LIBOR	2.5013%	3.1266%	3.7519%
USD	3.8558	4.8198	5.7837

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding at June 30, 2018 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

06/2018
Net income from USD vs. CDI transactions	64,479

Capital management

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new share or selling assets to reduce its level of indebtedness, for example.

.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowings and financing, financial leasing and financial instruments are presented below:

	Borrowings and f inancing	Financial leasing	Derivative financial instruments (assets) l iabilities

December 31, 2017	4,690,944	1,887,172	(48,327)
Inflow	-	25,934	11,477
Financial charges	176,729	132,524	18,529
Foreign exchange rate variations, net	82,988	-	(83,009)
Payments	(1,266,235)	(134,332)	-
June 30 , 2018	3,684,426	1,911,298	(101,330)

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at June 30 , 2018, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries considers that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$ 36,049,816
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

39.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

4,703,744
2019	868,439
2020	903,176
2021	939,303
2022	976,875
2023	1,015,951

40.

Other Material Information

On June 20, 2016, OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “Oi”), filed for judicial reorganization with the 7th Business Court of Rio de Janeiro. The complaint states that the purpose of the action was to protect Oi’s cash and assets while it negotiated a judicial reorganization plan with its creditors, so that it can continue to operate. The judicial reorganization processing was granted by the Court on June 29, 2016.

Oi’s judicial reorganization plan was approved by the general meeting of creditors held on December 19, 2017, and ratified by the Court of the judicial reorganization on January 8, 2018. The decision on the approval of the plan has not yet been published in the Official Gazette.

The judicial reorganization plan establishes that the partner supplier creditors will be paid under favorable conditions.

The condition for payment of the listed credits to creditors classified as supplier/partners is as follows:

•

Payment of R$150, 20 days after termination of the credit payment option; and

•

Payment of the remaining balance with 10% discount in four annual installments (the first being on December 31, 2019, if the decision on the approval is published in 2018) plus Reference Rate (TR) + 0.5% per annum.

For suppliers classified in the general payment modality, the payment of the listed credits is as follows:

•

20-year grace period as from publication of the decision on the approval of the judicial reorganization.

•

Repayment of the principal in 5 annual and successive installments.

•

Payment of TR accumulated in the period only together with the last installment.

•

Payments to creditors under this modality will be limited to a maximum of R$70 billion, and, if the credits exceed such amount, they will be subject to a pro rata reduction.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

On June 30, 2018

 (In thousands of Reais, except otherwise stated)

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of Oi at June 20, 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the quarterly statements, considering the approval of the judicial reorganization plan, TIM Management does not expect any significant loss with respect to accounts receivable outstanding with Oi at June 30, 2018.

41. Subsequent events

Distribution of interest on equity

On July 19, 2018, the Company discloses the resolution by the Board of Directors regarding the distribution of R$240 million as interest on shareholders’ equity. The expected start date for payment is November 2018.

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PriceWaterhouseCoopers (“PwC”), for the period that ended on June 30th, 2018 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

In addition, based on the information provided and the clarifications received, the Fiscal Council is of the favorable opinion to submit to the Board of Directors the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$240,006,745.59 (two hundred and forty million, six thousand, seven hundred and forty five Reais and fifty-nine cents) at R$0.099162742 (zero point zero, nine, nine, one, six, two, seven, four, two Reais) of gross value per share, for payment to be made by November 13th, 2018, without the application of any monetary restatement index, considering the date of July 25th, 2018  (including) to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, July 19th, 2018.

WALMIR KESSELI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended June 30th, 2018.

Rio de Janeiro, July 19th, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended June 30, 2018.

Rio de Janeiro, July 19th, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.